    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 11, 1996



                                                      REGISTRATION NO. 333-13379

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                              REXALL SUNDOWN, INC.
             (Exact name of Registrant as Specified in its Charter)
                             ---------------------

                      FLORIDA                                          59-1688986
           (State or Other Jurisdiction                             (I.R.S. Employer
         of Incorporation or Organization)                         Identification No.)

                          851 BROKEN SOUND PARKWAY, NW
                           BOCA RATON, FLORIDA 33487
                                 (561) 241-9400

  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                             ---------------------
                              RICHARD WERBER, ESQ.
                         VICE PRESIDENT-LEGAL AFFAIRS,
                         GENERAL COUNSEL AND SECRETARY
                              REXALL SUNDOWN, INC.
                          851 BROKEN SOUND PARKWAY, NW
                           BOCA RATON, FLORIDA 33487
                                 (561) 241-9400

 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                             ---------------------
                          COPIES OF COMMUNICATIONS TO:

               PAUL BERKOWITZ, ESQ.                              JEFFREY M. STEIN, ESQ.
           GREENBERG, TRAURIG, HOFFMAN,                              KING & SPALDING
           LIPOFF, ROSEN & QUENTEL, P.A.                          191 PEACHTREE STREET
               1221 BRICKELL AVENUE                            ATLANTA, GEORGIA 30303-1763
               MIAMI, FLORIDA 33131                                  (404) 572-4600
                  (305) 579-0500

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                             ---------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES
     MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY
     NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION DATED OCTOBER 11, 1996


                                4,000,000 SHARES
                                  REXALL LOGO
                                  COMMON STOCK

                            ------------------------


     Of the 4,000,000 shares of common stock, par value $0.01 per share (the "Common Stock"), offered hereby, 2,000,000 shares are being issued and sold by Rexall Sundown, Inc. (the "Company") and 2,000,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders." The Common Stock is listed on the Nasdaq National Market under the symbol "RXSD." On October 10, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $31.25 per share.

                            ------------------------

       SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN
          FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------


                                                 UNDERWRITING                       PROCEEDS
                                 PRICE To        DISCOUNTS AND    PROCEEDS T0      TO SELLING
                                  PUBLIC       COMMISSIONS(1)      COMPANY(2)    SHAREHOLDERS(2)
-------------------------------------------------------------------------------------------------
Per Share....................         $               $                $                $
-------------------------------------------------------------------------------------------------
Total(3).....................         $               $                $                $
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

(1) The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses payable by the Company and the Selling Shareholders of $350,000 and $40,000, respectively.

(3) The Company and the Selling Shareholders have granted the Underwriters a 30-day option to purchase up to 600,000 additional shares of Common Stock on the same terms and conditions as the securities offered hereby, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to
    Company and Proceeds to Selling Shareholders will be $        , $        ,
    $        and $        , respectively. See "Underwriting."

                            ------------------------

     The shares of Common Stock are offered by the several Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by them, and subject to certain other conditions including the right of the Underwriters to withdraw, cancel, modify or reject any order in whole or in part. It is expected that delivery of the shares will be made on or about
            , 1996, at the offices of Raymond James & Associates, Inc., St. Petersburg, Florida.

RAYMOND JAMES & ASSOCIATES, INC.
                         ADAMS, HARKNESS & HILL, INC.
                                                           MONTGOMERY SECURITIES

               The date of this Prospectus is             , 1996

INSIDE FRONT COVER -- PICTURES OF SUNDOWN PRODUCTS.


CAPTION -- SUNDOWN VITAMINS AND NUTRITIONAL SUPPLEMENTS ARE SOLD TO FOOD, DRUG
           AND MASS MERCHANDISER RETAIL OUTLETS.



GATEFOLD - PART 1 -- PICTURES OF REXALL SHOWCASE PRODUCTS, A REXALL SHOWCASE
                     CONVENTION AND A REXALL SHOWCASE IN-HOME PRESENTATION.



CAPTION: REXALL SHOWCASE, THE COMPANY'S NETWORK MARKETING SUBSIDIARY, SELLS ITS
         HEALTH AND WELLNESS PRODUCTS THROUGH A SALES FORCE OF INDEPENDENT DISTRIBUTORS.



GATEFOLD - PART 2 -- PICTURES OF REXALL, THOMPSON, REXALL MANAGED CARE AND SDV
                     PRODUCTS.



CAPTIONS: REXALL OVER-THE-COUNTER DRUGS, VITAMINS AND NUTRITIONAL SUPPLEMENTS
          ARE SOLD PRIMARILY TO WHOLESALERS, CONVENIENCE STORES AND INDEPENDENT DRUG STORES.



        THOMPSON VITAMINS AND NUTRITIONAL SUPPLEMENTS ARE SOLD THROUGH HEALTH
          FOOD STORES.



        REXALL MANAGED CARE MARKETS AND SELLS VITAMINS, NUTRITIONAL SUPPLEMENTS
          AND OVER-THE-COUNTER DRUGS TO HMOS, HOSPITALS AND LONG-TERM CARE FACILITIES.



        SDV MARKETS AND SELLS VITAMINS AND NUTRITIONAL SUPPLEMENTS DIRECTLY TO
          CONSUMERS THROUGH CATALOGS AND DIRECT MAILINGS.



     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.



     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements, including notes thereto (the "Consolidated Financial Statements"), appearing elsewhere in this Prospectus. Unless otherwise indicated, all share, per share and financial information set forth herein assumes no exercise of the Underwriters' over-allotment option, and reflects the two-for-one stock split effected in October 1993 and the three-for-two stock split effected in April 1996. Investors should carefully consider the information set forth under the heading "Risk Factors." As used herein, the "Company" means Rexall Sundown, Inc. and its subsidiaries, except where the context indicates otherwise.


                                  THE COMPANY


     Rexall Sundown, Inc. (the "Company") develops, manufactures, markets and sells vitamins, nutritional supplements and consumer health products through three channels of distribution: sales to retailers; direct sales through independent distributors; and mail order. The Company offers a broad line of approximately 1,500 products consisting of approximately 1,900 stock keeping units ("SKUs"), including vitamins in both multivitamin and single-entity formulas, minerals, herbals, homeopathic remedies, weight management products, skin care products and over-the-counter ("OTC") pharmaceuticals. The Company has experienced significant growth in recent years as net sales have grown from $74.2 million in fiscal 1992 to $187.8 million in fiscal 1996, representing a compound annual growth rate ("CAGR") of 26%.



     The Company's recent growth has been driven significantly by sales of its Sundown(R) brand of vitamins and nutritional supplements, which currently represent approximately 76% of the Company's sales to retailers. The Sundown brand offers a broad selection of approximately 290 high quality products at prices lower than comparable-quality branded vitamins, thereby creating value for consumers as well as higher rates of shelf inventory turnover for retailers. According to data from Information Resources, Inc. ("IRI"), a retail information gathering service, in the broadline vitamin category, Sundown is currently the number two brand in dollar and unit sales across all food, drug and mass merchandiser retail outlets and generates the highest rate of dollar and unit sales per share of all commodity volume ("ACV") distribution. The Company believes that Sundown's high sales velocity is a result of its value pricing strategy and its high quality products, most of which are unique. The Company also believes that there are significant opportunities for continued growth because Sundown products are currently available in outlets representing only 35% of ACV sales. In fiscal 1995, the Company commenced nationwide distribution of Sundown products to all Kmart stores. Since May 1996, the Company has begun nationwide distribution of Sundown products to all WalMart stores and Thrifty-Payless and Eckerd drug stores. The Company's net sales of Sundown products have increased from $42.1 million in fiscal 1992 to $71.4 million in fiscal 1996.



     Another important factor contributing to the Company's recent growth has been the Company's network marketing subsidiary, Rexall Showcase International, Inc. ("Rexall Showcase"). Rexall Showcase develops, markets and sells health and wellness products through a sales force of independent distributors. Rexall Showcase products include weight management products, homeopathic medicines, personal care products, health and nutritional supplements and water filtration systems. Rexall Showcase products are specially formulated and packaged only for this distribution channel and are not available through retailers. The Company believes that Rexall Showcase has several competitive advantages over other direct sales organizations including: (i) the Rexall(R) brand name under which health products have been marketed since 1903; (ii) Rexall Showcase's commission plan which the Company believes is financially attractive to its independent distributors; (iii) its broad product mix which includes approximately 40 innovative products that are unique to Rexall Showcase; and (iv) Rexall Showcase's ability to attract, support and motivate distributors. The Company intends to further expand its direct sales business by continuing to develop and offer innovative products, add independent distributors and provide sales support. In addition, the Company seeks to educate and motivate its existing and prospective distributors through comprehensive sales aids and regularly scheduled regional and national conventions and local meetings. Rexall Showcase's independent distributors are not required to make any inventory purchases and, to become a distributor, must only purchase a $49.50 distributor kit. Rexall Showcase recently initiated its international expansion by commencing operations in Mexico in February 1996 and South Korea in April 1996 and intends to commence operations in selected other countries in the future. Rexall Showcase's net sales have increased from $10.4 million in fiscal 1992 to $76.5 million in fiscal 1996.


     The Company believes that it is well-positioned to capitalize on the expected growth and consolidation in the highly fragmented vitamin and nutritional supplement industry. The Company believes that no company controls more than 10% of this market. As reported by industry sources, the annual domestic retail market for vitamins and nutritional supplements grew from $3.3 billion in 1991 to $4.9 billion in 1995, representing a CAGR of 10%. The Company believes that growth in the vitamin and nutritional supplement market is being driven by several factors, including: (i) the general public's heightened awareness and understanding of the connection between diet and health; (ii) the increase in baby-boomer and senior-aged population groups, which are more likely to consume vitamins; (iii) product introductions in response to new scientific research; and (iv) the nationwide trend toward preventative medicine. Based on a national survey indicating that only 33% of Americans consumed vitamins and nutritional supplements on a regular basis in 1995, the Company believes that there is a large untapped domestic market for vitamins and nutritional supplements.


     The Company's objective is to achieve profitable sales growth and maximize market share in its targeted domestic and international markets. To achieve its growth objectives, the Company intends to employ the following strategies: (i) leverage the success of the Sundown brand to increase its market share in mass merchandisers, chain drug stores and supermarkets; (ii) continue the growth of Rexall Showcase by further developing its product line and increasing the number and productivity of its independent distributors that market and sell its products; and (iii) supplement the Company's internal growth through strategic acquisitions in health and wellness-related markets that leverage existing or add new distribution channels. The Company intends to actively pursue acquisition opportunities that are compatible with its business philosophy, have a level of critical mass and infrastructure necessary to generate rates of growth expected by the Company and have a positive financial impact on the Company's operations. The Company expects that such acquisitions may include products, product lines or businesses.



     The Company was incorporated in the State of Florida in 1976. The Company's executive offices are located at 851 Broken Sound Parkway, NW, Boca Raton, Florida 33487, and its telephone number is (561) 241-9400.

                         ------------------------------


        As used herein, the term "all commodity volume" ("ACV") means the volume of all goods sold in all food, drug and mass merchandiser retail outlets in the United States. "Rate of sales per share of ACV distribution" refers to a ratio calculated by dividing a particular brand's total sales by the total sales of the retail outlets which carry such brand. "Broadline vitamin brands" encompass a complete range of multi-vitamins, single-entity vitamins, minerals and nutritional supplements, as compared to "national brands" which primarily consist of a narrow assortment of multivitamins and mineral products marketed under nationally advertised names such as Centrum(R), One-A-Day(R) and Theragran(R).


                                  THE OFFERING

Common Stock Offered by the Company.........    2,000,000 shares
Common Stock Offered by the Selling
Shareholders................................    2,000,000 shares
Common Stock to be Outstanding after the
Offering....................................    32,721,571 shares(1)
Use of Proceeds.............................    To acquire complementary
                                                products, product lines or
                                                businesses; to provide working
                                                capital; and for general
                                                corporate purposes. See "Use of
                                                Proceeds."
Nasdaq National Market Symbol...............    RXSD
---------------


(1) Does not include (i) an aggregate of 2,676,548 shares of Common Stock underlying currently outstanding options and (ii) 1,355,024 additional shares available for issuance under the Company's 1993 Stock Incentive Plan, 1993 Non-Employee Director Stock Option Plan and 1994 Non-Employee Director Stock Option Plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                FISCAL YEAR ENDED AUGUST 31,
                                                             ----------------------------------
                                                               1994         1995         1996
                                                             --------     --------     --------
OPERATING DATA:
Net sales..................................................  $114,119     $149,473     $187,844
Gross profit...............................................    59,644       84,441      116,162
Operating income...........................................    12,639       18,616       29,489
Income from continuing operations(1).......................     8,572       12,338       20,293
Net income.................................................     6,195        4,362       20,293
Income per share from continuing operations(1).............     $0.29        $0.42        $0.66
Weighted average shares outstanding........................    29,269       29,497       30,726



                                                                             AUGUST 31, 1996
                                                                          ----------------------
                                                                                         AS
                                                                           ACTUAL    ADJUSTED(2)
                                                                          --------   -----------
BALANCE SHEET DATA:
Cash and cash equivalents...............................................  $ 13,450    $  72,788
Working capital.........................................................    54,133      113,471
Total assets............................................................   103,095      162,433
Long-term debt, net of current portion..................................       105          105
Total shareholders' equity..............................................    86,692      146,030


---------------


(1) Does not reflect discontinued operations. See "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Discontinued Operations" and Note 14 to the Consolidated Financial Statements.


(2) Adjusted to give effect to the sale of 2,000,000 shares of Common Stock offered by the Company at an assumed offering price of $31.25 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS


     The shares offered hereby involve a high degree of risk, including the risks described below. Prospective investors should carefully consider the specific factors set forth below, as well as the other information contained in this Prospectus, before deciding to invest in the Common Stock offered hereby.



     This Prospectus contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), which represent the Company's expectations or beliefs, including, but not limited to, statements concerning industry performance, the Company's operations, performance, financial condition, growth and acquisition strategies, margins and growth in sales of the Company's products. For this purpose, any statements contained in this Prospectus that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond the Company's control, and actual results may differ materially depending on a variety of important factors, including those described below under this "Risk Factors" section and elsewhere in this Prospectus.


UNCERTAINTY RELATED TO ACQUISITIONS; BROAD DISCRETION IN USE OF PROCEEDS

     The Company intends to use a significant portion of the net proceeds from this offering to pursue the acquisition of complementary products, product lines or businesses. Acquisitions involve a number of risks that could adversely affect the Company's operating results, including the diversion of management's attention, the assimilation of operations and personnel of the acquired companies, the amortization of acquired intangible assets and the potential loss of key employees of the acquired companies. There can be no assurance that the Company will consummate future acquisitions on satisfactory terms, if at all, that adequate financing will be available on terms acceptable to the Company, if at all, that any acquired products, product lines or businesses will be successfully integrated or that such products, product lines or businesses will ultimately have a positive impact on the Company, its financial condition or results of operations.

     At the present time, the Company has not entered into binding contracts or other agreements and the Company will continue to have broad discretion in identifying potential acquisitions. Accordingly, the Company will have broad discretion in using the net proceeds of this offering. An investor will not have the opportunity to evaluate the economic, financial and other relevant information which will be utilized by the Company in determining the application of such proceeds. See "Use of Proceeds" and "Business -- Growth Strategy."

GOVERNMENT REGULATION


     The manufacturing, processing, formulation, packaging, labeling and advertising of the Company's products are subject to regulation by one or more federal agencies, including the United States Food and Drug Administration ("FDA"), the Federal Trade Commission ("FTC"), the Consumer Product Safety Commission, the United States Department of Agriculture, the United States Postal Service, the United States Environmental Protection Agency and the Occupational Safety and Health Administration. These activities are also regulated by various agencies of the states, localities and foreign countries in which the Company's products are sold. In particular, the FDA regulates the safety, manufacturing, labeling and distribution of dietary supplements, including vitamins, minerals and herbs, food additives, food supplements, over-the-counter ("OTC") and prescription drugs and cosmetics. The regulations that are promulgated by the FDA relating to the manufacturing process are known as Current Good Manufacturing Practices ("CGMPs"), and are different for drug and food products. In addition, the FTC has overlapping jurisdiction with the FDA to regulate the labeling, promotion and advertising of dietary supplements, OTC drugs, cosmetics and foods.



     The Dietary Supplement Health and Education Act of 1994 ("DSHEA") was enacted on October 25, 1994. DSHEA amends the Federal Food, Drug and Cosmetic Act by defining dietary supplements, which include vitamins, minerals, nutritional supplements and herbs, as a new category of food separate from conventional food. DSHEA provides a regulatory framework to ensure safe, quality dietary supplements and the dissemination of accurate information about such products. Under DSHEA, the FDA is generally prohibited from regulating dietary supplements as food additives or as drugs unless product claims, such as claims that a product may heal, mitigate, cure or prevent an illness, disease or malady, trigger drug status.



     DSHEA provides for specific nutritional labeling requirements for dietary supplements effective January 1, 1997, although final regulations have not been published and the FDA has indicated that implementation will be delayed. DSHEA permits substantiated, truthful and non-misleading statements of nutritional support to be made in labeling, such as statements describing general well-being resulting from consumption of a dietary ingredient or the role of a nutrient or dietary ingredient in affecting or maintaining a structure or function of the body. The Company anticipates that the FDA will promulgate CGMPs which are specific to dietary supplements and require at least some of the quality control provisions contained in the CGMPs for drugs. The Company currently manufactures its vitamins and nutritional supplement products in compliance with the applicable food CGMPs.



     The FDA has proposed but not finalized regulations to implement DSHEA, including those relating to nutritional labeling requirements. The Company cannot determine what effect such regulations, when promulgated, will have on its business in the future. Such regulations are likely to require expanded or different labeling for the Company's vitamin and nutritional supplement products and could, among other things, require the recall, reformulation or discontinuance of certain products, additional recordkeeping, warnings, notification procedures and expanded documentation of the properties of certain products and scientific substantiation regarding ingredients, product claims, safety or efficacy. Failure to comply with applicable FDA requirements can result in sanctions being imposed on the Company or the manufacturers of its products, including warning letters, fines, product recalls and seizures.


     Governmental regulations in foreign countries where the Company plans to commence or expand sales may prevent or delay entry into a market or prevent or delay the introduction, or require the reformulation, of certain of the Company's products.


     Rexall Showcase is subject to regulation under various international, state and local laws which include provisions regulating, among other things, the operation of direct sales programs. In addition, many countries currently have laws that would restrict or prohibit direct sales companies, such as Rexall Showcase, from conducting business therein.


     In addition, the Company cannot predict whether new domestic or foreign legislation regulating its activities will be enacted. Such new legislation could have a material adverse effect on the Company. See "Business -- Government Regulation."


MANAGING AND MAINTAINING GROWTH



     The Company is currently experiencing a period of rapid growth and expansion which has placed, and could continue to place, a significant strain on the Company's management, customer service and support, operations, sales and administrative personnel and other resources. In order to serve the needs of its existing and future customers, the Company has substantially increased and will continue to increase its workforce, which requires the Company to attract, train, motivate and manage qualified employees. The Company's ability to manage its planned growth requires the Company to continue to expand its operating, management, information and financial systems, all of which may significantly increase its operating expenses. If the Company fails to achieve its growth as planned or is unsuccessful in managing its anticipated growth, there could be a material adverse effect on the Company. In addition, the Company's retail customers are not generally bound to purchase products from the Company for any significant length of time. Although the Company has entered into agreements with certain of its retail customers, these agreements can generally be cancelled on short notice without cause and with minimal liability to such customers. The loss of a large customer or a number of customers, or a significant reduction in purchase volume by or financial difficulty of such customers, for any reason, could have a material adverse effect on the Company. See "Business -- Growth Strategy."

EFFECT OF ADVERSE PUBLICITY


     The Company's products contain vitamins, minerals, herbs and other ingredients that the Company regards as safe when taken as directed by the Company and that various scientific studies have suggested may offer health benefits. While the Company conducts extensive quality control testing on its products, the Company generally does not conduct or sponsor clinical studies relating to the benefits of its products. The Company is highly dependent upon consumers' perception of the overall integrity of its business, as well as the safety and quality of its products and similar products distributed by other companies which may not adhere to the same quality standards as the Company. The Company could be materially adversely affected if any of the Company's products or any similar products distributed by other companies should prove or be asserted to be harmful to consumers or if scientific studies provide unfavorable findings regarding the effectiveness of the Company's products. Further, Rexall Showcase's ability to attract and retain independent distributors could be adversely affected by negative publicity relating to it or to other direct sales organizations, or by the announcement by any governmental agency of investigatory proceedings regarding the business practices of Rexall Showcase or other direct sales organizations. See "Business -- Industry Overview" and "-- Product Liability Insurance."



RELIANCE ON INDEPENDENT DISTRIBUTORS OF REXALL SHOWCASE



     Rexall Showcase's sales are directly dependent upon the efforts of its independent distributors, and any growth in sales volume will require an increase in the productivity or the number of such distributors. As is typical in the direct sales industry, there is turnover in distributors from year to year, which requires the sponsoring and training of new distributors by existing distributors in order to maintain the size of the distributor network. The Company experiences seasonal decreases in distributor sponsoring and product sales due to summer and winter holiday periods. Other factors such as general economic conditions and negative publicity relating to Rexall Showcase or other direct sales organizations could also adversely affect the ability of Rexall Showcase to maintain or expand its distributor network. The loss of a key distributor or group of distributors could adversely affect sales of Rexall Showcase products and impair Rexall Showcase's ability to attract new distributors.


CENTRALIZED LOCATION OF MANUFACTURING OPERATIONS; AVAILABILITY OF RAW MATERIALS


     The Company currently manufactures approximately 60%, and packages approximately 90%, of its products at its manufacturing facility in Boca Raton, Florida, and, until the recent opening of its distribution facility in Sparks, Nevada, distributed all of its products from its two distribution facilities in Boca Raton. Accordingly, any event resulting in the slowdown or stoppage of the Company's manufacturing operations or distribution facilities in Boca Raton could have a material adverse effect on the Company. The Company maintains business interruption insurance. There can be no assurance, however, that such insurance will continue to be available at a reasonable cost or, if available, will be adequate to cover any losses that may be incurred from an interruption in the Company's manufacturing or distribution operations.



     Most of the raw materials used in the Company's products are obtained from third-party suppliers. Although the Company believes that all of its sources for raw materials are reliable, any interruption of such supply could have a material adverse effect on the Company. See "Business -- Manufacturing and Quality Control."


RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS


     An element of the Company's growth strategy is to increase the distribution and sale of the Company's products into international markets. The Company's existing and planned international operations are subject to political and economic uncertainties, including, among others, inflation, risk of renegotiation or modification of existing agreements or arrangements with governmental authorities, transportation, tariffs, export controls, government regulation, trademark availability and registration issues, currency exchange rate fluctuations, foreign exchange restrictions which limit the repatriation of investments and earnings therefrom, changes in taxation, hostilities or confiscation of property. Changes related to these matters could have a material adverse effect on the Company. See "Business -- Sales By Distribution Channel."

COMPETITION


     The market for the sale of vitamins and nutritional supplements is highly competitive. Competition is based principally upon price, quality of products, customer service and marketing support. There are numerous companies in the vitamin and nutritional supplement industry selling products to retailers such as mass merchandisers, drug store chains, independent drug stores, supermarkets and health food stores. Most of these companies are privately held and the Company is unable to precisely assess the size of such competitors. No company is believed to control more than 10% of this market.


     The market for OTC pharmaceuticals and health and beauty care products is also highly competitive. Competition is based principally upon price, quality of products, customer service and marketing support. The Rexall brand competes with nationally advertised brand name products and private label products.


     Although Rexall Showcase competes with other health and nutritional food companies, the Company believes its primary competition stems from other direct sales companies. The Company competes in the recruitment of independent sales people with other direct sales organizations whose product lines may or may not compete with the Company's products.


     Certain of the Company's competitors are substantially larger than the Company and have greater financial resources. See "Business -- Competition."

PRODUCT LIABILITY CLAIMS


     As a marketer of vitamin and nutritional supplements and other products that are ingested by consumers or applied to their bodies, the Company may be subjected to various product liability claims, including, among others, that its products contain contaminants or include inadequate instructions as to use or inadequate warnings concerning side effects and interactions with other substances. While such claims to date have not been material to the Company and the Company maintains product liability insurance, there can be no assurance that product liability claims and the resulting adverse publicity will not have a material adverse effect on the Company. See "Business -- Product Liability Insurance" and "Business -- Legal Proceedings."



CONCENTRATION OF OWNERSHIP; CERTAIN ANTI-TAKEOVER CONSIDERATIONS


     Following this offering, the Company's directors and executive officers and certain of their affiliates will beneficially own approximately 54% of the outstanding Common Stock, substantially all of which will be beneficially owned or controlled by Carl DeSantis, Dean DeSantis and Damon DeSantis. Accordingly, these shareholders will continue to have the ability to elect all of the directors of the Company and to thereby direct or substantially influence the management, policies and business operations of the Company and will have the power to control the outcome of any matters submitted to a vote of the Company's shareholders. The Company's Board of Directors has the authority to approve the issuance of 5,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the Company's shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Certain provisions of Florida law, as well as the issuance of preferred stock, could delay or inhibit the removal of incumbent directors and could delay, defer, make more difficult or prevent a merger, tender offer or proxy contest, or any change in control involving the Company, as well as the removal of management, even if such events would be beneficial to the interests of the Company's shareholders, and may limit the price certain investors may be willing to pay in the future for shares of Common Stock. See "Principal and Selling Shareholders" and "Description of Common Stock."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of shares of Common Stock in the public market after this offering, including sales pursuant to Rule 144 promulgated under the Securities Act, or the perception that such sales could occur, may adversely affect the market price of the Common Stock. Upon completion of this offering, the Company will have 32,721,571 shares of Common Stock outstanding. All 4,000,000 shares offered hereby will be freely tradeable. The Company, certain shareholders of the Company selling shares of Common Stock hereunder (the "Selling Shareholders") and the Company's executive officers and directors have agreed not to sell, contract to sell or otherwise dispose of any of such shares for a period of 180 days after the closing of this offering without the prior written consent of Raymond James & Associates, Inc. Notwithstanding the foregoing, at any time on or after the date of this Prospectus, the Company may issue shares pursuant to the exercise of employee stock options outstanding on the date of this Prospectus, which issuances or sales may be effected any time after the date of this Prospectus. See "Principal and Selling Shareholders" and "Underwriting."


VOLATILITY OF STOCK PRICE



     The price of the Common Stock has experienced significant volatility since the Company's initial public offering in 1993. Moreover, the stock market has from time to time experienced extreme price and volume fluctuations which may be unrelated to the operating performance of particular companies. Market conditions in the vitamin and nutritional supplement industry and factors such as announcements of new products by the Company, its competitors or third parties, and changes in earnings estimates by analysts may have a significant effect on the price of the Common Stock. See "Price Range of Common Stock."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company, after deducting underwriting discounts and commissions and estimated offering expenses, and assuming an offering price of $31.25 per share, are estimated to be $59.3 million (approximately $71.3 million if the Underwriters' over-allotment option is exercised in full). The net proceeds from the sale of shares of Common Stock offered by the Company will be used primarily to acquire complementary products, product lines or businesses, to provide working capital and for general corporate purposes. The Company currently has no specific agreements with respect to particular acquisitions and no assurance can be given that any acquisitions will be consummated. See "Business -- Growth Strategy." Pending such applications, the net proceeds will be invested in investment grade, short-term, interest-bearing securities. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."


                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of August 31, 1996, and as adjusted to reflect the net proceeds from the sale by the Company of 2,000,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements.



                                                                           AUGUST 31, 1996
                                                                       -----------------------
                                                                       ACTUAL      AS ADJUSTED
                                                                       -------     -----------
                                                                           (IN THOUSANDS)
Long-term debt, net of current portion...............................  $   105      $     105
                                                                       -------        -------
Shareholders' equity:
  Preferred stock, $0.01 par value; authorized 5,000,000 shares, no
     shares outstanding..............................................       --             --
  Common stock, $0.01 par value; authorized 100,000,000 shares,
     30,660,128 shares outstanding; 32,660,128 shares outstanding as
     adjusted(1).....................................................      307            327
  Capital in excess of par value.....................................   53,563        112,881
  Retained earnings..................................................   32,943         32,943
  Cumulative translation adjustment..................................     (121)          (121)
                                                                       -------        -------
          Total shareholders' equity.................................   86,692        146,030
                                                                       -------        -------
               Total capitalization..................................  $86,797      $ 146,135
                                                                       =======        =======


---------------


(1) Does not include (i) an aggregate of 2,676,548 shares of Common Stock underlying currently outstanding stock options and (ii) 1,355,024 additional shares available for issuance under the Company's 1993 Stock Incentive Plan, 1993 Non-Employee Director Stock Option Plan and 1994 Non-Employee Director Stock Option Plan.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock was first quoted and began trading on the Nasdaq National Market on June 18, 1993 under the symbol RXSD.

     Set forth below are the high and low sales prices of the Common Stock as reported on the Nasdaq National Market for the periods indicated, retroactively adjusted to reflect the two-for-one stock split effected on October 28, 1993 and the three-for-two stock split effected on April 4, 1996.


                                                                              HIGH       LOW
                                                                             ------     ------
FISCAL YEAR ENDED AUGUST 31, 1994:
  First Quarter............................................................  $13.50     $ 7.25
  Second Quarter...........................................................   14.50       6.83
  Third Quarter............................................................   14.67       5.50
  Fourth Quarter...........................................................    7.33       4.83
FISCAL YEAR ENDED AUGUST 31, 1995:
  First Quarter............................................................    8.50       5.83
  Second Quarter...........................................................    8.67       6.25
  Third Quarter............................................................    7.33       5.50
  Fourth Quarter...........................................................   10.75       5.50
FISCAL YEAR ENDED AUGUST 31, 1996:
  First Quarter............................................................   13.00       9.08
  Second Quarter...........................................................   19.00      11.67
  Third Quarter............................................................   37.00      16.75
  Fourth Quarter...........................................................   36.25      21.25
FISCAL YEAR ENDED AUGUST 31, 1997:
  First Quarter (through October 10, 1996).................................   39.75      31.13



     On October 10, 1996, the last sale price of the Common Stock as reported by the Nasdaq National Market was $31.25 per share. The approximate number of record holders of the Common Stock as of October 10, 1996 was 700.


                                DIVIDEND POLICY


     The Company presently intends to retain all earnings for the operation and development of its business and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. Any future determination as to the payment of cash dividends will depend on a number of factors, including future earnings, capital requirements, the financial condition and prospects of the Company and any restrictions under credit agreements existing from time to time, as well as such other factors as the Company's Board of Directors may deem relevant. The Company's current line of credit prohibits the payment of any dividends on the Common Stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The selected consolidated financial data presented below is derived from the Consolidated Financial Statements. The Consolidated Financial Statements as of and for the years ended August 31, 1992, 1993, 1994, 1995 and 1996 have been audited by Coopers & Lybrand L.L.P., independent accountants. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and other consolidated financial information included elsewhere in this Prospectus.



                                                           FISCAL YEAR ENDED AUGUST 31,
                                                --------------------------------------------------
                                                 1992      1993       1994       1995       1996
                                                -------   -------   --------   --------   --------
OPERATING DATA:
Net sales.....................................  $74,240   $93,147   $114,119   $149,473   $187,844
Cost of sales.................................   40,238    45,447     54,475     65,032     71,682
                                                -------   -------   --------   --------   --------
  Gross profit................................   34,002    47,700     59,644     84,441    116,162
Selling, general and administrative
  expenses....................................   29,301    37,390     47,005     65,825     86,673
                                                -------   -------   --------   --------   --------
  Operating income............................    4,701    10,310     12,639     18,616     29,489
Other income, net.............................       50       810      1,080        588      2,602
                                                -------   -------   --------   --------   --------
Income before income tax provision............    4,751    11,120     13,719     19,204     32,091
                                                -------   -------   --------   --------   --------
Income from continuing operations (pro
  forma)(1)...................................    2,905     7,104      8,572     12,338     20,293
Loss from discontinued operations(2)..........       --        --     (2,377)    (7,976)        --
                                                -------   -------   --------   --------   --------
Net income (pro forma)(1).....................  $ 2,905   $ 7,104   $  6,195   $  4,362   $ 20,293
                                                =======   =======   ========   ========   ========
Income (loss) per share (pro forma)(1):
  Continuing operations.......................    $0.13     $0.31      $0.29      $0.42      $0.66
  Discontinued operations.....................       --        --      (0.08)     (0.27)        --
                                                -------   -------   --------   --------   --------
          Net income per share................    $0.13     $0.31      $0.21      $0.15      $0.66
                                                =======   =======   ========   ========   ========
Weighted average shares outstanding...........   21,942    23,168     29,269     29,497     30,726



                                                                    AUGUST 31,
                                                --------------------------------------------------
                                                 1992      1993       1994       1995       1996
                                                -------   -------   --------   --------   --------
BALANCE SHEET DATA:
Working capital...............................  $ 5,289   $28,771   $ 21,027   $ 29,292   $ 54,133
Total assets..................................   22,194    53,126     61,633     67,351    103,095
Long-term debt, net of current portion........    4,938     1,151        776        448        105
Shareholders' equity..........................    8,273    41,714     48,962     55,038     86,692


---------------


(1) The Company was an S Corporation until June 1993 and accordingly was not subject to corporate income taxes until the termination of its S Corporation status. For fiscal years 1992 and 1993, income from continuing operations, net income, income per share from continuing operations and net income per share have been computed as if the Company was subject to corporate income taxes, based on tax laws in effect during such periods.


(2) Net of tax benefit.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements. Additionally, certain divisional data of the Company is set forth in "Business -- Sales by Distribution Channel."


     Revenue from the sale of the Company's products is recognized at the time products are shipped. Net sales are net of all discounts, allowances, returns and credits, and sales to Rexall Showcase's independent distributors are recorded at wholesale prices. Initial costs associated with acquiring sales agreements with certain retail customers are amortized over the term of the relevant agreement and the amortization of such costs is recorded as a reduction in net sales. Approximately 96.2% of the Company's net sales are of products sold under one of the following brand names: Sundown, Rexall Showcase, Rexall, Thompson(R), SDV(R) and Rexall Managed Care(R). Sales of private label products accounted for approximately 3.8% of net sales for fiscal 1996.



     Cost of goods sold includes the cost of raw materials and all labor and overhead associated with the manufacturing and packaging of the products. The majority of the Company's products are in tablet, softgel or two-piece capsule forms. In 1994, the Company initiated manufacturing, beginning with vitamins in tablet form, which resulted in lower costs than outsourcing such manufacturing. Presently, the Company manufactures approximately 90% of its tablet formulations and recently began manufacturing two-piece capsules. The Company does not presently intend to manufacture softgel formulations or other products. The Company's manufacturing facility as currently configured is estimated to be operating at approximately 70% of capacity. However, the Company believes capacity could be doubled by adding additional equipment, personnel and shifts.



     Gross margins are impacted by changes in the relative sales mix among the Company's channels of distribution. In particular, gross margin is positively impacted if sales of Rexall Showcase increase as a percentage of net sales because such products command a higher gross margin. In a related manner, selling, general and administrative expenses as a percentage of net sales are typically higher if sales of Rexall Showcase increase as a percentage of net sales because of the commissions paid to Rexall Showcase's independent distributors. Historically, operating margins from sales to retailers and mail order have been higher than operating margins from Rexall Showcase sales.



     On August 31, 1995, the Company approved a plan to divest Pennex Laboratories, Inc. ("Pennex"), its subsidiary which manufactured and sold OTC pharmaceuticals. The fiscal 1994 and 1995 results of Pennex have been presented as discontinued operations in the Consolidated Financial Statements. See
"-- Discontinued Operations."


RESULTS OF CONTINUING OPERATIONS

     The following table sets forth, for the periods indicated, certain financial data as a percentage of net sales:


                                                              FISCAL YEAR ENDED AUGUST 31,
                                                              -----------------------------
                                                              1994        1995        1996
                                                              -----       -----       -----
    Net sales...............................................  100.0%      100.0%      100.0%
    Cost of sales...........................................   47.7        43.5        38.2
                                                               ----        ----        ----
      Gross profit..........................................   52.3        56.5        61.8
    Selling, general and administrative expenses............   41.2        44.0        46.1
                                                               ----        ----        ----
      Operating income......................................   11.1        12.5        15.7
    Other income, net.......................................    0.9         0.4         1.4
                                                               ----        ----        ----
    Income before income tax provision......................   12.0        12.9        17.1
    Income from continuing operations.......................    7.5%        8.3%       10.8%

  FISCAL YEAR ENDED AUGUST 31, 1996 COMPARED TO FISCAL YEAR ENDED AUGUST 31,
1995



     Net sales for fiscal 1996 were $187.8 million, an increase of $38.4 million or 25.7% over fiscal 1995. Of the $38.4 million increase, sales to retailers accounted for $14.0 million, an increase of 17.4% over fiscal 1995. The increase in sales to retailers was partially attributable to approximately $7.0 million of initial shipments of Sundown products to WalMart and Thrifty-Payless in the second half of fiscal 1996. Net sales of the Company's direct sales subsidiary, Rexall Showcase, increased by $23.9 million, an increase of 45.4% over fiscal 1995. The increase in direct sales was partially due to the commencement of Rexall Showcase's operations in Mexico in February 1996 and South Korea in April 1996. Net sales of the Company's mail order division, SDV, increased by $528,000 or 3.2% over fiscal 1995. The increase in net sales in each division was primarily due to increased unit sales.



     Gross profit for fiscal 1996 was $116.2 million, an increase of $31.7 million or 37.6% over fiscal 1995. As a percentage of net sales, gross margin increased from 56.5% for fiscal 1995 to 61.8% for fiscal 1996. The increase in gross margin was due primarily to an increase in net sales of products with higher margins, related principally to the increased net sales of Rexall Showcase as a percentage of the Company's net sales. The increase was also due, in part, to improved margins as a result of manufacturing efficiencies achieved from higher volume at the Company's vitamin manufacturing facility. The average number of tablets manufactured per month increased from approximately 85 million tablets for fiscal 1995 to approximately 170 million tablets for fiscal 1996.



     Selling, general and administrative expenses for fiscal 1996 were $86.7 million, an increase of $20.8 million or 31.7% over fiscal 1995. As a percentage of net sales, such expenses increased from 44.0% for fiscal 1995 to 46.1% for fiscal 1996, primarily as a result of increased sales of Rexall Showcase as a percentage of the Company's net sales. In addition, selling, general and administrative expenses associated with Rexall Showcase increased due to the commencement of international operations. This increase was partially offset by reductions of other divisions' selling, general and administrative expenses as a percentage of net sales. The reduction in other divisions' selling, general and administrative expenses was due in part to new incentive and cost control programs initiated by management in fiscal 1996.



     Other income, net, increased from $588,000 in fiscal 1995 to $2.6 million in fiscal 1996 as a result of increased interest income, decreased interest expense and increased amounts included in other income. Interest income for fiscal 1996 was $1.3 million, as compared to $119,000 for fiscal 1995. Such increase was primarily a result of investment of the Company's available cash balances, which were higher in fiscal 1996 than fiscal 1995, and interest received in fiscal 1996 from the note receivable related to the sale of Pennex's assets, which interest is at a higher rate than the Company's average rate of return on available cash balances. Interest expense for fiscal 1996 was $40,000 as compared to $424,000 for fiscal 1995 as there were no borrowings under the Company's line of credit in fiscal 1996.



     Income from continuing operations before income tax provision was $32.1 million for fiscal 1996, an increase of $12.9 million or 67.1% over fiscal 1995. As a percentage of net sales, income from continuing operations before income tax provision increased from 12.9% for fiscal 1995 to 17.1% for fiscal 1996.



     Income from continuing operations was $20.3 million for fiscal 1996, an increase of $8.0 million or 64.5% over fiscal 1995. As a percentage of net sales, income from continuing operations increased from 8.3% for fiscal 1995 to 10.8% for fiscal 1996 due to the reasons described above.


  FISCAL YEAR ENDED AUGUST 31, 1995 COMPARED TO FISCAL YEAR ENDED AUGUST 31,
1994

     Net sales for fiscal 1995 were $149.5 million, an increase of $35.4 million or 31.0% over fiscal 1994. Of the $35.4 million increase, sales to retailers accounted for $11.9 million, an increase of 17.4% over fiscal 1994. Included in sales to retailers is $1.7 million of net sales of the Company's Rexall Managed Care division for which there were minimal sales in fiscal 1994. Net sales of Rexall Showcase increased by $23.1 million, an increase of 78.3% over fiscal 1994. Net sales of SDV increased by $375,000 or 2.3% over fiscal 1994. The increase in net sales in each division was primarily due to increased unit sales.

     Gross profit for fiscal 1995 was $84.4 million, an increase of $24.8 million or 41.6% over fiscal 1994. As a percentage of net sales, gross margin increased from 52.3% for the fiscal year ended August 31, 1994 to 56.5% for fiscal 1995. The increase in gross margin was due primarily to an increase in net sales of products with higher margins, related principally to the increased net sales of Rexall Showcase as a percentage of the Company's net sales. In fiscal 1995, the Company achieved a modest increase in gross margin of its other divisions.

     Selling, general and administrative expenses for fiscal 1995 were $65.8 million, an increase of $18.8 million or 40.0% over fiscal 1994. As a percentage of net sales, such expenses increased from 41.2% for the fiscal year ended August 31, 1994 to 44.0% for fiscal 1995, primarily as a result of increased net sales of Rexall Showcase as a percentage of the Company's net sales. While selling, general and administrative expenses in the Company's other business divisions increased in absolute dollars, such expenses declined as a percentage of net sales.


     Other income, net, decreased from $1.1 million in fiscal 1994 to $588,000 in fiscal 1995, primarily as a result of reduced interest income and increased interest expense. Interest income for fiscal 1995 was $119,000, as compared to $361,000 for fiscal 1994. This decrease is a result of the reduction of marketable securities. Interest expense for fiscal 1995 was $424,000 as compared to $109,000 for fiscal 1994. This increase resulted from borrowings under the Company's line of credit.


     Income from continuing operations before income tax provision was $19.2 million for fiscal 1995, an increase of $5.5 million or 40.0% over fiscal 1994. As a percentage of net sales, income from continuing operations before income tax provision increased from 12.0% for fiscal 1994 to 12.9% for fiscal 1995.

     Income from continuing operations was $12.3 million for fiscal 1995, an increase of $3.8 million or 43.9% from fiscal 1994. As a percentage of net sales, income from continuing operations increased from 7.5% for fiscal 1994 to 8.3% for fiscal 1995 due to the reasons described above.


DISCONTINUED OPERATIONS



     On September 30, 1993, Pennex acquired substantially all the assets of Pennex Products Co., Inc., a manufacturer of OTC pharmaceuticals. The assets primarily consisted of a 300,000 square foot manufacturing and distribution facility along with all manufacturing equipment and inventory located on approximately 22 acres in Verona, Pennsylvania. The purchase price was $5.1 million in cash. On August 31, 1995, the Company approved a plan to divest Pennex and the Company's Consolidated Financial Statements for fiscal 1994 and 1995 have been presented to include Pennex's results as discontinued operations. In the fourth quarter of fiscal 1995, the Company recorded an estimated loss on the disposition of Pennex in the amount of $3.7 million, net of the related tax benefit of $2.1 million, for the loss on disposition of the related assets and liabilities of Pennex and other expenses related to the closing of Pennex. This amount included $964,000 for the estimated operating losses of Pennex during the phase-out period. On November 17, 1995, Pennex ceased operations and on February 1, 1996, substantially all the remaining assets of Pennex were sold for $6,495,000. The Company received a $500,000 deposit and a secured note for the balance. The terms of such note provide for interest at 12%, payable monthly through March 1996. The rate of interest increased to 18% on April 1, 1996, although interest is currently being paid at 12% with the balance accruing until February 28, 1997, when the entire balance under such note is due in full. The note was assigned from Pennex to the Company as partial consideration for amounts owed to the Company by Pennex. The Company has been recording interest income on the 12% interest paid to the Company.



     As of August 31, 1996, the Company had recorded net assets of discontinued operations of $3.9 million. Assuming full collection of the balance of the collateralized note, the Company expects to record a reduction to the estimated loss on disposition of approximately $1.4 million (net of tax) or $0.04 per share, which would be reflected as an adjustment to discontinued operations.

QUARTERLY RESULTS OF OPERATIONS; SEASONALITY


     The following table sets forth certain quarterly financial data for fiscal 1995 and 1996. This quarterly information is unaudited, has been prepared on the same basis as the annual financial statements and, in the opinion of the Company's management, reflects all normally recurring adjustments necessary for fair presentation of the information for the periods presented. Operating results for any quarter are not necessarily indicative of results of any future period.



                                                 FISCAL 1995                             FISCAL 1996
                                    -------------------------------------   -------------------------------------
                                     FIRST    SECOND     THIRD    FOURTH     FIRST    SECOND     THIRD    FOURTH
                                    QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER
                                    -------   -------   -------   -------   -------   -------   -------   -------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales.........................  $32,105   $37,868   $38,291   $41,209   $40,867   $40,560   $54,781   $51,636
Operating income..................    4,371     5,245     4,133     4,867     5,314     5,932     8,801     9,442
Income from continuing
  operations(1)...................    2,750     3,488     2,965     3,135     3,556     4,074     6,134     6,529
Income per share from continuing
  operations(1)...................    $0.09     $0.12     $0.10     $0.11     $0.12     $0.13     $0.20     $0.21


---------------


(1) Does not reflect discontinued operations. See "Selected Consolidated Financial Data," "-- Discontinued Operations" and Notes to the Consolidated Financial Statements.


     The Company believes that its business is not subject to significant seasonality based on historical trends, with the exception of Rexall Showcase which typically experiences lower revenues in the second and fourth fiscal quarters due to winter and summer holiday seasons, respectively.

LIQUIDITY AND CAPITAL RESOURCES


     The Company had working capital of $54.1 million as of August 31, 1996, compared to $29.3 million as of August 31, 1995. This increase was principally the result of increased cash and cash equivalents, marketable securities, inventory and trade accounts receivable due to higher sales in fiscal 1996 compared to fiscal 1995.



     Net cash provided by operating activities for fiscal 1996 was $19.6 million compared to $4.3 million for fiscal 1995. Net cash provided by operating activities increased primarily due to increased net income, decreases in net assets of discontinued operations and recognition of deferred income taxes, partially offset by increases in accounts receivable and inventory. Net cash used in investing activities was $13.5 million for fiscal 1996 compared to $5.1 million for fiscal 1995. Net cash used in investing activities, including $5.4 million used for capital expenditures, increased primarily due to the purchase of marketable securities in fiscal 1996. Net cash provided by financing activities was $6.2 million for fiscal 1996 compared to $123,000 for fiscal 1995. The Company's cash flow from financing activities for fiscal 1996 of $6.2 million reflects $6.5 million received for the exercise of options to purchase Common Stock partially offset by debt payments.



     The Company presently has a line of credit with a financial institution in the amount of $10 million, under which there were no borrowings in fiscal 1996. The Company expects to increase its line of credit following completion of this offering. The Company believes that the net proceeds to the Company from this offering, its existing cash balances, internally generated funds from operations and its available bank line of credit will provide the liquidity necessary to satisfy the Company's working capital needs, including the purchase and maintenance of inventory and the financing of the Company's accounts receivable, and anticipated capital expenditures for the next fiscal year. Capital expenditures for fiscal 1997 are anticipated to be approximately $11 million, including approximately $6 million for upgrades to the Company's information systems and the majority of the balance for manufacturing equipment.

INFLATION

     Inflation has not had a significant impact on the Company in the past three years nor is it expected to have a significant impact in the foreseeable future.

RECENT FINANCIAL ACCOUNTING STANDARDS BOARD STATEMENTS

     Recent pronouncements of the Financial Accounting Standards Board, which are not required to be adopted by the Company until fiscal 1997, include Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and SFAS No. 123, "Accounting for Stock Based Compensation."


     SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This pronouncement is not expected to have a material impact on the financial statements of the Company.


     SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. It encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options and other equity instruments to employees based on new fair value accounting rules. Companies that choose not to adopt the new fair value accounting rules will be required to disclose pro forma net income and earnings per share under the new method. The Company anticipates adopting the disclosure provisions of SFAS No. 123, although the impact of such disclosure has not been determined.

                                    BUSINESS

GENERAL


     The Company develops, manufactures, markets and sells vitamins, nutritional supplements and consumer health products through three channels of distribution: sales to retailers; direct sales through independent distributors; and mail order. The Company offers a broad line of approximately 1,500 products consisting of approximately 1,900 stock keeping units ("SKUs"), including vitamins in both multivitamin and single-entity formulas, minerals, herbals, homeopathic remedies, weight management products, skin care products and over-the-counter ("OTC") pharmaceuticals. The Company has experienced significant growth in recent years as net sales have grown from $74.2 million in fiscal 1992 to $187.8 million in fiscal 1996, representing a compound annual growth rate ("CAGR") of 26%.



     The Company's recent growth has been driven significantly by sales of its Sundown(R) brand of vitamins and nutritional supplements, which currently represent approximately 76% of the Company's sales to retailers. The Sundown brand offers a broad selection of approximately 290 high quality products at prices lower than comparable-quality branded vitamins, thereby creating value for consumers as well as higher rates of shelf inventory turnover for retailers. According to data from Information Resources, Inc. ("IRI"), a retail information gathering service, in the broadline vitamin category, Sundown is currently the number two brand in dollar and unit sales across all food, drug and mass merchandiser retail outlets and generates the highest rate of dollar and unit sales per share of all commodity volume ("ACV") distribution. The Company believes that Sundown's high sales velocity is a result of its value pricing strategy and its high quality products, most of which are unique. The Company also believes that there are significant opportunities for continued growth because Sundown products are currently available in outlets representing only 35% of ACV sales. In fiscal 1995, the Company commenced nationwide distribution of Sundown products to all Kmart stores. Since May 1996, the Company has begun nationwide distribution of Sundown products to all WalMart stores and Thrifty-Payless and Eckerd drug stores. The Company's net sales of Sundown products have increased from $42.1 million in fiscal 1992 to $71.4 million in fiscal 1996.



     Another important factor contributing to the Company's recent growth has been the Company's network marketing subsidiary, Rexall Showcase International, Inc. ("Rexall Showcase"). Rexall Showcase develops, markets and sells health and wellness products through a sales force of independent distributors. Rexall Showcase products include weight management products, homeopathic medicines, personal care products, health and nutritional supplements and water filtration systems. Rexall Showcase products are specially formulated and packaged only for this distribution channel and are not available through retailers. The Company believes that Rexall Showcase has several competitive advantages over other direct sales organizations including: (i) the Rexall brand name under which health products have been marketed since 1903; (ii) Rexall Showcase's commission plan which the Company believes is financially attractive to its independent distributors; (iii) its broad product mix which includes approximately 40 innovative products that are unique to Rexall Showcase; and (iv) Rexall Showcase's ability to attract, support and motivate distributors. The Company intends to further expand its direct sales business by continuing to develop and offer innovative products, add independent distributors and provide sales support. In addition, the Company seeks to educate and motivate its existing and prospective distributors through comprehensive sales aids and regularly scheduled regional and national conventions and local meetings. Rexall Showcase's independent distributors are not required to make any inventory purchases and, to become a distributor, must only purchase a $49.50 distributor kit. Rexall Showcase recently initiated its international expansion by commencing operations in Mexico in February 1996 and South Korea in April 1996 and intends to commence operations in selected other countries in the future. Rexall Showcase's net sales have increased from $10.4 million in fiscal 1992 to $76.5 million in fiscal 1996.

INDUSTRY OVERVIEW


     The Company believes that it is well-positioned to capitalize on the expected growth and consolidation in the highly fragmented vitamin and nutritional supplement industry. As reported by industry sources, the annual domestic retail market for vitamins and nutritional supplements grew from $3.3 billion in 1991 to $4.9 billion in 1995, representing a CAGR of 10%. The Company believes that growth in the vitamin and nutritional supplement market is being driven by several factors, including: (i) the general public's heightened awareness and understanding of the connection between diet and health; (ii) the increase in baby-boomer and senior-aged population groups, which are more likely to consume vitamins; (iii) product introductions in response to new scientific research; and (iv) the nationwide trend toward preventative medicine.



     In the last several years, public awareness of the positive effects of vitamins and nutritional supplements on health has been heightened by widely publicized reports of scientific findings. Recent studies have indicated a correlation between the regular consumption of selected vitamins and nutritional supplements and reduced incidences of conditions such as heart disease, cancer, stroke, osteoporosis and neural tube birth defects. The rise of alternative medicine and the holistic health movement has also contributed to increased sales of nutritional supplements.



     The Company expects that the aging of the United States population, together with a corresponding increased focus on preventative health measures, will result in increased demand for vitamins and nutritional supplement products. According to the United States Census Bureau, through 2010, the 35-and-older age group of consumers, which represents approximately 78% of regular users of vitamin and nutritional supplements, is expected to grow significantly faster than the general United States population. Based on a national survey indicating that only 33% of Americans consumed vitamins and nutritional supplements on a regular basis in 1995, the Company believes that there is a large untapped domestic market for vitamins and nutritional supplements. Industry sources also report that vitamin consumers are taking more vitamins and nutritional supplements per day than in the past.



     The primary channels of distribution in the vitamin and nutritional supplement industry are: (i) mass market retailers which include mass merchandisers, drug stores, supermarkets and discount stores; (ii) health food stores; (iii) direct sales organizations; and (iv) mail order. Within the mass market retailer channel, there are three primary vitamin product categories: national brands, broadline and other brands, and private label brands. According to industry sources, during 1994 and 1995, the market for national brands and broadline and other brands of vitamins in the mass market was approximately 60% of total domestic vitamin sales and the market for private label vitamins was approximately 40% of such sales. For the first six months of calendar 1996, industry sources indicate that the market for national brands and broadline and other brands of vitamins in the mass market was approximately 63% of total domestic vitamin sales and the market for private label vitamins was approximately 37% of such sales. The national brand category primarily consists of multivitamins and mineral products marketed under nationally advertised names such as Centrum(R), One-A-Day(R) and Theragran(R). Broadline brands, such as the Company's Sundown brand, offer a complete range of products under one brand name, including multivitamins, single-entity vitamins, minerals and nutritional supplements, including herbal products. Private label products marketed under the retailer's store brand name also offer a wide product assortment, albeit somewhat narrower in scope than broadline brands, including national brand equivalent formulas positioned as lower-priced "compare and save" products. The Company believes that broadline brands have gained market share primarily at the expense of national brands as consumers have increased their consumption of single-entity vitamins and nutritional supplements while the market for multivitamins has remained essentially flat.


     While the retail channel of distribution for vitamins and nutritional supplements has been consolidating, there has not yet been any significant consolidation among the companies that manufacture and sell these products. The vitamin and nutritional supplement industry remains fragmented, and the Company believes that no company controls more than 10% of the market. The Company believes that the larger retailers will align themselves with those companies that offer a wide variety of high quality products at competitive prices, have a loyal customer base, support their brands with strong marketing and provide consistently high levels of customer service. The Company believes that increasing standards for manufacturing and product quality, resulting in part from a changing regulatory environment, could also result in consolidation among vitamin and nutritional supplement companies as it becomes more difficult for smaller companies to compete effectively. See "-- Government Regulation." The Company believes it is well-positioned to capitalize on these industry trends.

GROWTH STRATEGY


     The Company's objective is to achieve profitable sales growth and maximize market share in its targeted domestic and international markets. To achieve its growth objectives, the Company intends to employ the following strategies: (i) leverage the success of the Sundown brand to increase its market share in mass merchandisers, chain drug stores and supermarkets; (ii) continue the growth of Rexall Showcase by further developing its product line and increasing the number and productivity of its independent distributors that market and sell its products; and (iii) supplement the Company's internal growth through strategic acquisitions in health and wellness-related markets that leverage existing or add new distribution channels.



          LEVERAGE SUCCESS OF SUNDOWN BRAND. The Company intends to leverage the success of its Sundown brand by increasing its penetration of select mass merchandisers, chain drug stores and supermarkets, while continuing to maintain high sales velocity. The Sundown brand strategy is to offer a broad selection of high quality products at prices lower than comparable-quality branded vitamins, thereby creating value for consumers as well as higher rates of shelf inventory turnover for retailers. In addition, the Company intends to build upon its existing customer relationships by continuing to provide responsive service through timely and innovative product introductions, value-added operating information, training support and marketing programs that are tailored to its customers' needs. Sales of the Sundown brand of products have grown from $42.1 million in fiscal 1992 to $71.4 million in fiscal 1996. According to data from IRI, in the broadline vitamin category, Sundown generates the highest rate of dollar and unit sales per share of ACV distribution and is currently the number two brand in dollar and unit sales, despite its availability in outlets representing only 35% of ACV sales.



          CONTINUE GROWTH OF REXALL SHOWCASE. The Company has experienced significant growth in the sales of Rexall Showcase, with sales increasing from $10.4 million in fiscal 1992 to $76.5 million in fiscal 1996. The Company intends to further expand its direct sales business by continuing to develop and offer innovative products, add independent distributors and provide sales support. In addition, the Company seeks to educate and motivate its existing and prospective distributors through comprehensive sales aids and regularly scheduled regional and national conventions and local meetings. In addition, Rexall Showcase intends to build on its recent international expansion into Mexico and South Korea by commencing operations in selected other countries in the future.


          PURSUE STRATEGIC ACQUISITIONS. The Company intends to pursue strategic acquisitions in the health and wellness-related markets, which opportunities it believes are available because of the highly-fragmented nature of the industry. The Company intends to actively pursue acquisition opportunities that are compatible with its business philosophy, have a level of critical mass and infrastructure necessary to generate rates of growth expected by the Company and have a positive financial impact on the Company's operations. The Company expects that such acquisitions may include products, product lines or businesses.

SALES BY DISTRIBUTION CHANNEL

     Set forth below for the periods indicated are the net sales and percent of net sales of the Company's products through the Company's three current distribution channels.


                                                                   FISCAL YEAR ENDED AUGUST 31,
                                  ----------------------------------------------------------------------------------------------
      DISTRIBUTION CHANNEL             1992               1993                1994                1995                1996
--------------------------------  ---------------    ---------------    ----------------    ----------------    ----------------
                                                                      (DOLLARS IN THOUSANDS)
Sales to retailers:
  Sundown.......................  $42,112    56.7%   $46,571    50.0%   $ 54,216    47.5%   $ 62,427    41.8%   $ 71,387    38.0%
  Other(1)......................   10,293    13.9     12,231    13.2      14,050    12.3      17,722    11.8      22,728    12.1
                                  -------   -----    -------   -----    --------   -----    --------   -----    --------   -----
        Total net sales to         52,405    70.6     58,802    63.2      68,266    59.8      80,149    53.6      94,115    50.1
          retailers.............
Direct sales -- Rexall             10,418    14.0     20,535    22.0      29,510    25.9      52,606    35.2      76,483    40.7
  Showcase......................
Mail order -- SDV...............   11,417    15.4     13,810    14.8      16,343    14.3      16,718    11.2      17,246     9.2
                                  -------   -----    -------   -----    --------   -----    --------   -----    --------   -----
        Total net sales.........  $74,240   100.0%   $93,147   100.0%   $114,119   100.0%   $149,473   100.0%   $187,844   100.0%
                                  =======   =====    =======   =====    ========   =====    ========   =====    ========   =====


---------------

(1) Rexall, Thompson, private label and Rexall Managed Care sales.

  SALES TO RETAILERS


     For its sales of vitamins and nutritional supplements to retailers, the Company employs a marketing strategy directed at the end-user, with an emphasis on educating these consumers. The Company provides a wide product selection with many unique formulations, value pricing, clear and informative labeling, timely and innovative product introductions, and specially designed shelf organization systems. Net sales to retailers have grown from $52.4 million in fiscal 1992 to $94.1 million in fiscal 1996.



     Sundown. The Company has been selling vitamins and nutritional supplements under the Sundown tradename since 1976. The Sundown brand offers a broad selection of high quality products at prices lower than comparable-quality branded vitamins, thereby creating value for consumers as well as higher rates of shelf inventory turnover for retailers. The Company believes that its retail customers experience increased profits per linear shelf foot due to the high sales velocity of the Sundown brand. According to data from IRI, in the broadline vitamin category, Sundown generates the highest rate of dollar and unit sales per share of ACV distribution and is currently the number two brand in dollar and unit sales, despite its availability in outlets representing only 35% of ACV sales.



     Historically, a majority of the Sundown brand sales were to regional deep discount retailers. The success of the Company's value pricing strategy and high sales velocity has enabled the Company to increase its sales to mass merchandisers, chain drug stores and supermarkets. In fiscal 1995, the Company gained nationwide distribution of Sundown products to all Kmart stores. Since May 1996, the Company has begun nationwide distribution of Sundown products to all WalMart stores and Thrifty-Payless and Eckerd drug stores. Sundown's net sales have increased from $42.1 million in fiscal 1992 to $71.4 million in fiscal 1996.



     The Company sells approximately 290 vitamins and nutritional supplements under the Sundown tradename, including among others, vitamin C, vitamin E, multivitamins, folic acid, calcium, lecithin, selenium, magnesium, iron, potassium, herbals and food supplements. Because the Company offers most of its products in varying quantities, the Sundown line consists of approximately 750 SKUs. Vitamins and minerals are sold as single-entity supplements, multivitamin combinations and in varying potency levels, and are offered in tablet, softgel, two-piece capsule, chewable, liquid and powder forms to accommodate various consumer preferences. The Company also offers national brand comparisons under the Sundown brand which have multivitamin formulas comparable to such products as Centrum(R), One-A-Day(R) and Theragran(R).



     The Company monitors new and developing health and nutrition trends in order to anticipate consumer demand and to introduce new products and reformulate existing products. Examples of the Company's anticipation of and response to consumer demand in the past two years include the introduction of
(i) three new herbal and food supplements (Saw Palmetto, Hawthorn Berry and Bilberry) to complement the early 1995 introduction of 13 herbal products; (ii) Fortified Pycnogenol(R), which includes additional key antioxi-dants Coenzyme Q-10, Selenium and Grape Seed Extract (the Pycnogenol(R) trademark is owned by a third party); (iii) Grape Seed Extract, an antioxidant that provides abundant amounts of proanthocyanidins; (iv) Melatonin at the lower 300 mcg level to allow consumers to better regulate their dosage; (v) Intelligent Multiple(R), a multivitamin that excludes vitamins C and E, which consumers often take separately; and (vi) E-400/Folic Acid, fortified with vitamins B(*) and B(')', which, when combined, play an important role in energy production and the formation of red blood cells. The Company has not incurred material research and development expenses with respect to vitamins and nutritional supplements. Product concepts are internally developed by the Company's product development team, which consists of representatives of the Company's research and development, sales and marketing and purchasing departments and members of senior management. See "-- Product Development."



     The Company markets its Sundown vitamin and nutritional supplements internationally through a network of distributors. The Company has exclusive and non-exclusive distribution agreements in foreign countries throughout the world, with the majority of international revenues presently being generated from South America. The Company believes that certain markets in South America, the Middle East and the Far East represent the most attractive international outlets for its products. All international sales are settled in United States currency.



     Other Sales to Retailers. In addition to sales of Sundown products, the Company's other sales to retailers include sales under the Rexall brand to wholesalers, convenience stores and independent drug stores, the Thompson brand to health food stores, private label products to selected mass merchandisers and drug stores and the Rexall Managed Care brand to HMOs, hospitals and long-term care facilities.



     In 1989, the Company purchased the Rexall tradename, under which health products have been marketed since 1903. An independent study has shown that the Rexall tradename is widely recognized by households in the United States. The Company's marketing strategy with respect to both its Rexall vitamin and OTC drug lines is to emphasize a national branded product at generic prices. The Company markets a full line of approximately 100 moderately-priced vitamins and nutritional supplements under the Rexall tradename, primarily to independent drug stores, wholesalers and convenience stores. In addition, approximately 75 OTC pharmaceutical products, including aspirin, cold remedies and analgesic formulas, are offered under the Rexall tradename in formulas comparable to nationally advertised products such as Bayer(R), Advil(R), Nuprin(R), Tylenol(R), Contac(R), Robitussin(R), Sudafed(R), Benadryl(R) and Mylanta(R). Recently, the Company has begun to license the Rexall name in various international markets for vitamins and OTC pharmaceuticals.


     In 1990, the Company acquired the operating assets of Wm. T. Thompson Co., Inc., which was founded in 1935, including the Thompson trademark. The "Rainbow" line of Thompson vitamins is sold through health food stores and consists of approximately 135 products in approximately 160 SKUs, many of which have high potencies and are unique to Thompson. The Rainbow line represents the Company's premium line, and is priced competitively with other similar vitamin products sold in health food stores. Because the Company's targeted customer for Thompson products is the sophisticated vitamin consumer, the Company's strategy includes constantly monitoring new and developing trends in health and nutrition and adapting its product offerings accordingly.


     While the Company does not emphasize private label manufacturing, in select instances the Company offers these products to accommodate specific customer requests. For fiscal 1996, approximately 3.8% of the Company's net sales were from private label products.



     The Rexall Managed Care Division was formed in 1995 to market and sell vitamins, nutritional supplements and OTC pharmaceuticals to the managed care marketplace with a focus on HMOs, hospitals and long-term care facilities. The Rexall Managed Care line currently consists of approximately 70 OTC pharmaceuticals, 55 vitamin products and three prescription products.

  DIRECT SALES THROUGH INDEPENDENT DISTRIBUTORS


     In 1990, the Company formed Rexall Showcase, its network marketing subsidiary, to market and sell unique health and wellness products through a sales force of independent distributors. Rexall Showcase products include weight management products, homeopathic medicines, personal care products, health and nutritional supplements and water filtration systems. Rexall Showcase products are specially formulated and packaged only for this distribution channel and are not available through retailers. The Company believes that Rexall Showcase has several competitive advantages over other direct sales organizations including:
(i) the Rexall brand name under which health products have been marketed since 1903; (ii) Rexall Showcase's commission plan which the Company believes is financially attractive to its independent distributors; (iii) its broad product mix which includes approximately 40 innovative products that are unique to Rexall Showcase; and (iv) Rexall Showcase's ability to attract, support and motivate distributors. The Company intends to further expand its direct sales business by continuing to develop and offer innovative products, add independent distributors and provide sales support. In addition, the Company seeks to educate and motivate its existing and prospective distributors through comprehensive sales aids and regularly scheduled regional and national conventions and local meetings. Rexall Showcase's independent distributors are not required to make any inventory purchases and, to become a distributor, must only purchase a $49.50 distributor kit. Rexall Showcase recently initiated its international expansion by commencing operations in Mexico in February 1996 and South Korea in April 1996 and intends to commence operations in selected other countries in the future. Rexall Showcase's net sales have increased from $10.4 million in fiscal 1992 to $76.5 million in fiscal 1996.



     The Rexall Showcase distributor kit includes product brochures and information, sales aids, order forms and other business information. Such distributor kits are sold at approximately Rexall Showcase's cost. Rexall Showcase processes, fills and ships orders from the Company's distribution center, usually within a 24 hour period after the order is placed by the distributor. Rexall Showcase guarantees the quality of its products and customers may return any product to the selling distributor within 30 days for a total refund or replacement. Prior to placing orders for additional products, distributors are required to certify that they have sold at least 70% of their prior order. In the event of termination of the relationship between Rexall Showcase and a distributor, Rexall Showcase will repurchase from such distributor all resaleable inventory purchased by such distributor within 12 months of such termination for 90% of the original net cost to the distributor. To date, such returns have not been material.



     Rexall Showcase's success is dependent upon continued sales of its products to consumers by its distributors and the ongoing recruitment and maintenance of a motivated, experienced network of distributors. Rexall Showcase sponsors and conducts regional and national conventions in order to educate and recruit distributors, and employs various technologies and innovations which allow for fast and efficient communication and service between Rexall Showcase, its distributors and their customers. These include such tools as (i) the Autoship program, which allows products to be regularly shipped each month directly from Rexall Showcase to the end-user; (ii) voice mail, which allows Rexall Showcase or its distributors to send phone messages to large numbers of distributors at once or communicate to specific distributors; and (iii) the private Rexnet(SM) satellite network, which the Company uses to broadcast educational and training programs describing Rexall Showcase products and business opportunities to distributors, prospective distributors and customers. The Company also maintains a dedicated department to provide information and assistance to distributors. The Company publishes and distributes a bi-monthly newsletter to inform its distributors of recent developments and other relevant information and to recognize the accomplishments of certain distributors. Rexall Showcase also offers participation in a stock option plan and stock purchase plan to distributors who reach certain sales targets.


  MAIL ORDER


     The Company's mail order division markets and sells products primarily under its SDV brand directly to consumers through catalogs and direct mailings. This division targets approximately 200,000 of the most active customers out of an approximate 565,000 household proprietary mailing list developed by the Company since its inception in 1976. The Company's SDV division offers approximately 420 products in approximately

940 SKUs, including a full line of vitamins, minerals and other nutritional supplements along with selected health-related products at prices which are competitive with those of other mail order companies. Net sales for the Company's SDV division have increased from $11.4 million in fiscal 1992 to $17.2 million in fiscal 1996. As the Company has focused primarily on its Sundown brand and Rexall Showcase, the Company has not allocated significantly increased resources to its mail order division.


SALES SUPPORT AND CUSTOMER SERVICES FOR RETAILERS


     The Company utilizes its information systems and staff of sales and customer support professionals to provide retailers with a comprehensive array of services. The Company seeks to assist the retailer with sales initiatives, sales data analyses and marketing and merchandising programs, all of which are designed to maximize in-store awareness of the Company's products and improve results in the retailer's vitamin and nutritional supplement category. For a number of its retail customers, the Company serves as a category manager, at no additional cost to the retailer, actively analyzing, monitoring and advising on product selection, profitability, sales velocity and overall performance of the retailer's entire vitamin and nutritional supplement category. To help optimize the performance of its retailers' departments, as well as sales of the Company's products, the Company develops computerized plan-o-grams designed to efficiently utilize shelf space and direct consumers' attention to the Company's products.



     In addition, the Company provides marketing support for its product lines by developing customized marketing programs. The Company's graphic arts department provides customer support by designing packaging displays and point of purchase material for customers as well as informative, easy-to-read labels and packages for the Company's products. The Company believes that its double-sided label gives it a shelf-facing advantage appreciated by retailers. Support for retail sales is further provided through various in-store merchandising centers, including information pamphlets for consumers, displays, featuring key and topical products, and "Nutrition News," a Company publication directed to pharmacists. The Company employs and contracts with merchandisers who periodically visit certain retailers to restock the shelves, place new orders and monitor and update the presentation of the Company's product line through floor displays, side wings, shelf-talkers, store signs, promotional packs and other individualized promotions.



     To further support sales, the Company has historically expended approximately 2% of its net sales on advertising. To date, this spending has primarily been in the form of cooperative support to retailers; however, the Company has also conducted some brand advertising on a limited basis. In addition, Dick Clark is the Company's national spokesperson, Sundown is the official vitamin brand of the Miami Dolphins and the Company sponsors various sports personalities and events. In the future, the Company expects to use various forms of mass media advertisement to build the national reputation and recognition of its brands, primarily Sundown.



     At October 1, 1996, the Company had a total sales force of approximately 30 employees responsible for accounts located throughout the United States, who are paid on a salary and commission basis. In addition, the Company utilizes a national brokerage alliance of approximately 70 independent representative organizations in the United States and internationally, substantially all of which sell the Company's brands on an exclusive basis in their respective product categories. The Company also had a total of approximately 80 employees devoted to customer service and support for retailers.


PRODUCT DEVELOPMENT


     The Company consistently and timely introduces new and innovative products. New product ideas are generated from a variety of sources, including clinical studies reported in scientific and medical periodicals such as the New England Journal of Medicine and the Journal of the American Medical Association. The Company also responds to suggestions from vendors and consumers. Such product ideas are developed by the Company's product development team which consists of representatives of the Company's research and development, sales and marketing and purchasing departments and members of senior management. For select products, the Company's product development team is assisted by independent consultants. The ideas are then submitted to the Company's operations department which determines the overall feasibility of developing and producing the product. As part of this overall feasibility analysis, the Company's regulatory department conducts a thorough investigation of the safety and potential regulatory issues with respect to the new product, and reviews any patent and trademark issues. Following the regulatory department's review, the Company's purchasing department obtains any raw materials necessary to produce the new product and, after applicable testing, the Company begins production of an initial pilot sample to study various characteristics of the products. The Company's technical services department conducts tests on the pilot sample to ensure that the new product meets all applicable regulatory and internal quality standards. Based on these tests, final labels and product specifications, including any substantiated statements of nutritional support, such as structure and function claims for the new product, are developed, along with the final costs of production which are reviewed by the financial and marketing teams to determine that expected margins can be obtained based on the anticipated sales price. The Company has typically been able to complete the cycle from product concept to final production in a period ranging from several weeks to several months.



     The Company believes that new product introductions have enabled it and its retail customers to increase market share, and the Company intends to continue developing new products in the future. During fiscal 1996, the Company introduced 15 new products for Sundown, 10 new products for Rexall Showcase and 24 new products for other divisions.


MANUFACTURING AND QUALITY CONTROL


     In June 1994, the Company commenced manufacturing vitamin tablets at its 82,000 square foot plant located adjacent to the Company's administrative office building in Boca Raton, Florida. The Company's vitamin manufacturing facility enables the Company to better ensure continued sources of supply, reduce cost of goods sold and maintain high product quality. The Company recently began manufacturing two-piece capsules at this facility. Currently, the Company manufactures approximately 60% of its products and, with the addition of two-piece capsules, anticipates increasing that percentage to 75% by the end of fiscal 1997. The balance of the Company's vitamins and nutritional products are purchased from independent third parties that manufacture such products to the Company's specifications and standards. At this time, the Company does not believe it is cost-effective to manufacture softgels and, accordingly, it will continue to purchase these products from independent suppliers. In the future, the Company will continue to monitor the cost of manufacturing other products in order to determine whether in-house manufacturing of such products would be cost-effective. The Company purchases all of its OTC pharmaceuticals from various independent suppliers. The Company's manufacturing and distribution operations employ over 350 persons and have recently been enhanced by the opening of its western distribution facility in Sparks, Nevada.



     The Company emphasizes quality control. All of the Company's products are manufactured in accordance with the applicable CGMPs of the FDA and other applicable regulatory and compendial standards, such as the United States Pharmacopeia ("USP"). All raw materials and finished products undergo various testing procedures, including sample testing, weight testing, purity testing and, where required, microbiological testing. In November 1995, H.V. Shuster, Inc., an independent quality assurance and testing service, awarded the Company its highest rating for vitamin manufacturing companies for its vitamin manufacturing facility and operations, including its manufacturing, testing and quality control procedures.



     Upon receipt by the Company of raw materials or finished products such as tablets or softgels at its manufacturing facilities, such raw materials or products are placed in quarantine and tested by the Company's technical services department. When the raw materials released from quality control are ready for production, they are blended and produced into tablets or two-piece capsules. The principal raw materials used in the manufacturing process are natural and synthetic vitamins, which are purchased by the Company from bulk manufacturers in the United States and internationally and are believed to be readily available from numerous sources. Although the Company believes that all of its sources of raw materials and products are reliable, the Company's results of operations could be adversely impacted should it be forced to find replacement sources of supply on short notice.

GOVERNMENT REGULATION


     The manufacturing, processing, formulating, packaging, labeling and advertising of the Company's products are subject to regulation by one or more federal agencies, including the FDA, the Federal Trade Commission (the "FTC"), the Consumer Products Safety Commission, the United States Department of Agriculture, the United States Postal Service, the United States Environmental Protection Agency and the Occupational Safety and Health Administration. These activities are also regulated by various agencies of the states, localities and foreign countries, in which the Company's products are sold. In particular, the FDA regulates the safety, manufacturing, labeling and distribution of dietary supplements, including vitamins, minerals and herbs, food additives, food supplements, OTC and prescription drugs and cosmetics. In addition, the FTC has overlapping jurisdiction with the FDA to regulate the labeling, promotion and advertising of dietary supplements, OTC drugs, cosmetics and foods.



     The Dietary Supplement Health and Education Act of 1994 ("DSHEA") was enacted on October 25, 1994. DSHEA amends the Federal Food, Drug and Cosmetic Act by defining dietary supplements, which include vitamins, minerals, nutritional supplements and herbs as a new category of food separate from conventional food. DSHEA provides a regulatory framework to ensure safe, quality dietary supplements and the dissemination of accurate information about such products. Under DSHEA, the FDA is generally prohibited from regulating dietary supplements as food additives or as drugs unless product claims, such as claims that a product may heal, mitigate, cure or prevent an illness, disease or malady, trigger drug status.



     DSHEA provides for specific nutritional labeling requirements for dietary supplements effective January 1, 1997, although final regulations have not been published and the FDA has indicated that implementation will be delayed. DSHEA permits substantiated, truthful and non-misleading statements of nutritional support to be made in labeling, such as statements describing general well-being resulting from consumption of a dietary ingredient or the role of a nutrient or dietary ingredient in affecting or maintaining structure or function of the body. Any statement of nutritional support beyond traditional claims must be accompanied by disclosure that the FDA has not evaluated such statement and that the product is not intended to cure or prevent any disease. The Company anticipates that the FDA will promulgate CGMPs which are specific to dietary supplements and require at least some of the quality control provisions contained in the CGMPs for drugs. The Company currently manufactures its vitamins and nutritional supplement products in compliance with the applicable food CGMPs.



     The FDA has proposed but not finalized regulations to implement DSHEA. The Company cannot determine what effect such regulations, when promulgated, will have on its business in the future. Such regulations are likely to require expanded or different labeling for the Company's vitamins and nutritional supplement products and could, among other things, require the recall, reformulation or discontinuance of certain products, additional recordkeeping, warnings, notification procedures and expanded documentation of the properties of certain products and scientific substantiation regarding ingredients, product claims, safety or efficacy. The Company believes that it is in material compliance with all applicable laws.


     DSHEA created two new governmental bodies. The Commission on Dietary Supplements was established for two years to provide recommendations for the regulation of supplement labeling and health claims, including procedures for making disease-related claims. The Office of Dietary Supplements, established within the National Institute of Health, is charged with coordinating research on dietary supplements and disease prevention, compiling research results, and advising the Secretary of Health and Human Services on supplement regulation, safety and health claims.


     Although the vitamin and nutritional supplement industry is subject to regulation by the FDA and local authorities, dietary supplements, including vitamins, minerals, herbs and nutritional supplements, now have been statutorily affirmed as a food and not as a drug or food additive. Therefore, the regulation of dietary supplements is far less restrictive than that imposed upon manufacturers and distributors of drugs or food additives. Unlike food additives, which are more pervasively regulated, and new drugs, which require regulatory approval of formulation and labeling prior to marketing, dietary supplement companies are authorized to make substantiated statements of nutritional support and to market manufacturer-substantiated-as-safe dietary supplement products without FDA preclearances. Failure to comply with applicable FDA requirements can result in sanctions being imposed on the Company or the manufacturers of its products, including warning letters, fines, product recalls and seizures.



     The OTC pharmaceutical products distributed by the Company's Rexall, Rexall Showcase and Rexall Managed Care divisions are subject to regulation by a number of federal and state governmental agencies. In particular, the FDA regulates the formulation, manufacture, packaging and labeling of all OTC pharmaceutical products. The Company believes that its OTC pharmaceutical products distributed by the Company's Rexall, Rexall Showcase and Rexall Managed Care divisions comply in all material respects with existing regulations.


     Rexall Showcase is subject to regulation under various international, state and local laws which include provisions regulating, among other things, the operations of direct sales programs. The Company believes that it is in material compliance with such provisions and has, in certain cases, established procedures providing greater protection for its distributors than is required by law.

COMPETITION


     The market for the sale of vitamins and nutritional supplements is highly competitive. Competition is based principally upon price, quality of products, customer service and marketing support. There are numerous companies in the vitamin and nutritional supplement industry selling products to retailers such as mass merchandisers, drug store chains, independent drug stores, supermarkets and health food stores. Most companies are privately held and the Company is unable to precisely assess the size of such competitors. No company is believed to control more than 10% of this market.


     The market for OTC pharmaceuticals and health and beauty care products is highly competitive. Competition is based principally upon price, quality of products, customer service and marketing support. The Rexall brand competes with nationally advertised brand name products and private label products.


     Although Rexall Showcase competes with other health and nutritional food companies, the Company believes its primary competition stems from direct sales companies. The Company competes in the recruitment of independent sales people with other direct sales organizations whose product lines may or may not compete with the Company's products.


     Although certain of the Company's competitors are substantially larger than the Company and have greater financial resources, the Company believes that it competes favorably with other vitamin and nutritional supplement companies and other OTC pharmaceutical companies because of its competitive pricing, marketing strategies, sales support and the quality, uniqueness and breadth of its of product line.

TRADEMARKS AND PATENTS


     The Company owns trademarks registered with the United States Patent and Trademark Office or certain other countries for its Sundown(R), Thompson(R), Rexall Showcase International(R) and Rexall(R) trademarks, and has rights to use other names material to its business. In addition, the Company has obtained trademarks for certain of its products including Plenamins(R), Super Plenamins(R), SunVite(R), Ultra Max(R), Perfect Iron(R), Perfect Antioxidant(R), Ginstamina(R), Circus Chews(R), Digest-It(R), Bios Life 2(R), In-Vigor-ol(R), Calmplex(R), Metaba-trol(R), Nature Force(R), Human Nature(R), Mature Choices(R), Memory Plus(R), Advanced Release Technology(R), Cardio Basics(R), Defend-ol(R), Intern-ol(R) and Traum-ex(R). The Company has trademark and service mark applications pending for Cellular Essentials(TM), Vascular Complete(TM), Rexnet(SM), Rexweb(SM) and Rextel(SM). Federally registered trademarks have perpetual life, as long as they are renewed on a timely basis and used properly as trademarks, subject to the rights of third parties to seek cancellation of the marks. The Company regards its trademarks and other proprietary rights as valuable assets and believes they have significant value in the marketing of its products. The Company vigorously protects its trademarks against infringement. The Company owns certain patents in the United States relating to its Bios Life 2 and Bios Life 2 Natural weight management products and a patent for double-sided labels in the vitamin industry. Although the Company owns the Rexall(R) trademark, none of the operating Rexall Drug Stores are owned by the Company or have any obligation to purchase products from the Company.

PRODUCT LIABILITY INSURANCE

     The Company, like other manufacturers, wholesalers, distributors and retailers of products that are ingested, faces an inherent risk of exposure to product liability claims if, among other things, the use of its products results in injury. The Company currently has product liability insurance for its operations in amounts the Company believes is adequate for its operations. There can be no assurance, however, that such insurance will continue to be available at a reasonable cost, or if available, will be adequate to cover liabilities. The Company requires that each of its suppliers certify that it carries adequate product liability insurance covering the Company.

EMPLOYEES

     At October 1, 1996, the Company employed approximately 740 full-time persons. None of the Company's employees is represented by a collective bargaining unit. The Company believes that its relationship with its employees is good.

PROPERTIES

     As of October 1, 1996, the Company owned or leased the following facilities:

                                                    APPROXIMATE   LEASED OR    EXPIRATION DATE
     LOCATION              TYPE OF FACILITY         SQUARE FEET     OWNED          OF LEASE
-------------------  -----------------------------  -----------   ----------  ------------------
Boca Raton, Florida  Administrative Offices            58,000       Owned     --
Boca Raton, Florida  Manufacturing and Production      82,000       Owned     --
Boca Raton, Florida  Warehouse and Distribution       100,000       Owned     --
Boca Raton, Florida  Warehouse and Distribution        90,000       Leased    (1)
Sparks, Nevada       Warehouse and Distribution        65,000       Leased    September 1999
Seoul, South Korea   Administrative Offices             4,700       Leased    December 1996
Seoul, South Korea   Distribution Service Center        5,000       Leased    March 1997
Seoul, South Korea   Warehouse                          3,500       Leased    April 1997
Mexico City, Mexico  Administrative Offices,            5,600       Leased    December 1997
                     Warehouse and Distribution

---------------


(1) This facility is subject to two leases. The lease for 60,000 square feet of the facility expires in March 1998 and the lease for 30,000 square feet of the facility expires in April 1997.


LEGAL PROCEEDINGS


     L-Tryptophan Litigation. Numerous unrelated manufacturers, distributors, suppliers, importers and retailers of manufactured L-tryptophan are or were defendants in an estimated 2,000 lawsuits brought in federal and state courts seeking compensatory and punitive damages for alleged personal injury from ingestion of products containing manufactured L-tryptophan. The Company has been named in 27 lawsuits, of which 25 have been settled or discontinued through October 1, 1996 and additional suits may be filed. Prior to a request from the FDA in November 1989 for a national, industry-wide recall, the Company halted sales and distribution of, and also ordered a recall of, L-tryptophan products. Subsequently, the FDA indicated that there is a strong epidemiological link between the ingestion of the allegedly contaminated L-tryptophan and a blood disorder known as eosinophilia myalgia syndrome ("EMS"). Investigators at the United States Center for Disease Control suspect that a contaminant was introduced during the manufacture of the product in Japan. While intensive independent investigations are continuing, there has been no indication that EMS was caused by any formulation or manufacturing fault of the Company's supplier or any of the other companies that manufactured tablets or capsules containing L-tryptophan.

     The Company and certain companies in the vitamin industry, including distributors, wholesalers and retailers, have entered into an agreement (the "Indemnification Agreement") with Showa Denko America, Inc. ("SDA"), under which SDA, a United States subsidiary of a Japanese corporation, Showa Denko K.K. ("SDK"), which appears to be the supplier of the apparently contaminated product, has assumed the defense of all claims against the Company arising out of the ingestion of L-tryptophan products and has agreed to pay the legal fees and expenses in that defense. SDA has agreed to indemnify the Company against any judgments and to fund settlements arising out of those actions and claims if it is determined that a cause of the injuries sustained by the plaintiffs was a constituent in the bulk material sold by SDA to the Company or its suppliers, except to the extent that the Company is found to have any part of the responsibility for those injuries and except for certain claims relating to punitive damages. While the Indemnification Agreement remains in effect, the Company and SDA have agreed not to institute litigation against each other relating to claims based upon products containing L-tryptophan. In March 1993, SDK entered into an agreement with the Company to guarantee the payment by its subsidiary, SDA, pursuant to the Indemnification Agreement. However, it should be noted, in attempting to prosecute claims against foreign nationals, complex legal problems arise, such as jurisdiction, service of process, conflict of laws, enforceability of judgments and cultural differences, among others.



     It is the intention of the Company to hold SDA, and if necessary, SDK, responsible for any liabilities and expenses incurred in connection with this litigation, even if the Indemnification Agreement is terminated. SDA has posted a revolving irrevocable letter of credit of $20 million to be used for the benefit of the Company and other indemnified parties if SDA is unable or unwilling to satisfy any claims or judgments. Although the parties have agreed that the letter of credit will be replenished as needed, there can be no assurance that such replenishment will occur or that there will be sufficient funds available for the satisfaction of any and all claims or judgments. The Company has product liability insurance, as does its supplier of L-tryptophan products, which the Company believes provides coverage for all of its L-tryptophan products subject to these claims, including legal defense costs. Due to the multitude of defendants, the probability that some or all of the total liability will be assessed against other defendants and the fact that discovery in these actions is not complete, it is impossible to predict the outcome of these actions or to assess the ultimate financial exposure of the Company. The Company does not believe the outcome of these actions will have a material adverse effect on the Company, and, accordingly, no provision has been made in the Consolidated Financial Statements for any loss that may be incurred by the Company as a result of these actions.



     Hines Litigation. In April 1992, an action was commenced by Patrick J. Hines, on behalf of himself and others similarly situated, against the Company, Rexall Showcase and certain of its officers in the United States District Court for the Southern District of Florida (Civ. Action 92-6387). The complaint alleges, among other things, violation of the United States securities laws, RICO and unfair advertising with respect to the operations of Rexall Showcase. Virtually identical lawsuits on behalf of various plaintiffs were filed at approximately the same time against various other direct sales companies by two law firms, including the law firm representing Mr. Hines. The Company and Rexall Showcase filed a motion to dismiss the complaint on numerous grounds, including failure to state a cause of action and violations of the federal civil procedural rules. Such motion was granted in June 1994 and the plaintiff was given leave to file a new complaint, which he did. The allegations in the new complaint are similar to those in the original complaint and include additional claims of violations of various Florida statutes, including those relating to deceptive advertising, business opportunities, franchises and securities. The Company and Rexall Showcase have filed a motion to dismiss the new complaint on numerous grounds, including failure to state a cause of action and violations of the federal rules of civil procedure. Although the Company believes that such lawsuit is without merit, no assurances can be given in this regard. The Company will vigorously defend itself and believes any adverse decision will not have a material adverse impact on the Company or Rexall Showcase.



     Other Litigation. The Company is also involved in litigation relating to claims arising out of its operations in the normal course of business, none of which are expected, individually or in the aggregate, to have a material adverse effect on the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning the directors and executive officers of the Company:


                     NAME                    AGE                  POSITION
    ---------------------------------------  ---   ---------------------------------------
    Carl DeSantis..........................  57    Chairman of the Board and Chief
                                                     Executive Officer
    Christian Nast.........................  65    President, Chief Operating Officer and
                                                     Director
    Dean DeSantis..........................  34    Senior Vice President - Operations and
                                                     Director
    Damon DeSantis.........................  32    Executive Vice President, President of
                                                     Rexall Showcase and Director
    Nickolas Palin.........................  49    Senior Vice President - Sales and
                                                     Marketing and Director
    Geary Cotton...........................  44    Vice President - Finance, Chief
                                                     Financial Officer and Treasurer
    Richard Werber.........................  44    Vice President - Legal Affairs, General
                                                     Counsel and Secretary
    Stanley Leedy..........................  62    Director
    Raymond Monteleone.....................  48    Director
    Howard Yenke...........................  60    Director



     CARL DESANTIS founded the Company in 1976, has served as its Chairman of the Board and Chief Executive Officer since its inception, and served as its President from 1976 to April 1995. Mr. DeSantis has had over 17 years of experience with retail drugstore companies, including Super-X Drug Stores and Walgreen Drug Stores. He is the father of Dean DeSantis and Damon DeSantis.



     CHRISTIAN NAST has been President and Chief Operating Officer of the Company since April 1995 and a Director of the Company since October 1993. From December 1989 to April 1995, Mr. Nast was employed by Colgate Palmolive Co. as its executive vice president - North America. Mr. Nast has over 40 years of experience in the consumer products industry with companies such as Bristol-Myers Company, Chesebrough-Ponds, Inc. and the Procter & Gamble Company.



     DEAN DESANTIS has been Senior Vice President - Operations of the Company since June 1989, a Director of the Company since March 1990 and joined the Company in 1985. He is the son of Carl DeSantis and the brother of Damon DeSantis.


     DAMON DESANTIS has been President of Rexall Showcase since January 1993, Executive Vice President and a Director of the Company since July 1988, and was a Vice President of the Company from September 1983, when he joined the Company, until July 1988. He is the son of Carl DeSantis and the brother of Dean DeSantis.


     NICKOLAS PALIN has been Senior Vice President - Sales and Marketing of the Company since August 1989, a Director of the Company since December 1995 and joined the Company in 1984. Prior to 1989, he served as the Company's General Manager - Sales and Administration.



     GEARY COTTON has been Vice President - Finance and Treasurer of the Company since March 1993, Chief Financial Officer of the Company since August 1989 and joined the Company in 1986. Mr. Cotton is a Certified Public Accountant.

     RICHARD WERBER has been Vice President - Legal Affairs and General Counsel of the Company since August 1991 and Secretary of the Company since March 1993. Prior to that, Mr. Werber was a partner in the law firm of Holland & Knight.



     STANLEY LEEDY has been a Director of the Company since March 1993. Since January 1985, Mr. Leedy has been the president and chief executive officer of VanSan Corporation, a consulting firm for the pharmaceutical and vitamin industry. From July 1989 through September 1992, Mr. Leedy served as president of I. Wolfmark, Inc., which was an affiliate of the Company. Mr. Leedy has over 30 years of experience in the pharmaceutical and vitamin industry and has previously served as president and chief executive officer of the Rexall Drug & Chemical Company, a division of Dart Industries, Inc.



     RAYMOND MONTELEONE has been a Director of the Company since April 1995. Since July 1996, Mr. Monteleone has been the president and chief operating officer of First American Railways, Inc. From May 1988 until January 1996, Mr. Monteleone was employed by Sensormatic Electronics Corporation in various capacities, including vice president - corporate development, planning and administration and acting chief financial officer. Prior to that, Mr. Monteleone was a partner with the accounting firm of Arthur Young & Company. Mr. Monteleone is a Certified Public Accountant.



     HOWARD YENKE has been a Director of the Company since April 1995. Since July 1996, Mr. Yenke has been the president and chief operating officer of LANart Corp., a private local area network company. From November 1995 to June 1996, Mr. Yenke was the president of The Yenke Group, a business consulting firm. From November 1994 to October 1995, Mr. Yenke was the president and chief executive officer of Enterprise Development Corporation of Palm Beach County, an economic development consulting firm. From June 1994 to October 1994, Mr. Yenke was president and chief executive officer of Arco Computer Products. From May 1989 to March 1994, Mr. Yenke was employed by Boca Research, Inc. in several capacities, including its president and chief executive officer from September 1991 through March 1994. Prior thereto, Mr. Yenke was employed by IBM Corporation in various executive management positions. Mr. Yenke is a director of Checkmate Electronics, Inc.

EXECUTIVE COMPENSATION


     The following table sets forth the compensation of the Company's Chief Executive Officer and the other four most highly paid executive officers who were serving as executive officers at the end of fiscal 1996 (collectively, the "Named Executive Officers"), for the fiscal years indicated.


                           SUMMARY COMPENSATION TABLE


                                                                                            LONG TERM
                                                     ANNUAL COMPENSATION                 COMPENSATION(1)
                                        ----------------------------------------------   ---------------
                                                                                             NUMBER
                                        FISCAL                          OTHER ANNUAL       OF OPTIONS
     NAME AND PRINCIPAL POSITION         YEAR     SALARY     BONUS     COMPENSATION(2)       GRANTED
--------------------------------------  ------   --------   --------   ---------------   -------------

Carl DeSantis(3)......................   1996    $415,383   $125,625       $16,098            52,500
  Chairman of the Board and Chief        1995     321,205     10,000         9,958            37,500
  Executive Officer                      1994     305,037    160,000         8,862            82,500
Christian Nast(3)(4)..................   1996     308,158    113,500         8,269            52,500
  President and Chief Operating          1995     113,077         --         3,950           322,500
  Officer                                1994          --         --            --                --
Nickolas Palin(3).....................   1996     234,635    114,401         4,890           112,500
  Senior Vice President -- Sales and     1995     190,359     35,000         3,845            60,000
  Marketing                              1994     178,374     10,000         6,851            45,000
Dean DeSantis(3)......................   1996     187,038     51,206         9,196            37,500
  Senior Vice President -- Operations    1995     173,524     35,000         7,687            75,000
                                         1994     158,105     10,000         7,749            45,000
Geary Cotton(3).......................   1996     184,500     48,706        11,502            37,500
  Vice President -- Finance, Chief       1995     176,593     10,000         8,400            60,000
  Financial Officer and Treasurer        1994     163,189     10,000         8,975            45,000


---------------

(1) The columns for "Restricted Stock Awards," "LTIP Payouts" and "All Other Compensation" have been omitted because there is no compensation required to be reported in such columns.
(2) Represents that portion of the Company's automobile expense allowance attributable to non-business utilization of such officer's automobile and the Company's contributions to its 401(k) Plan for the benefit of such officer.
(3) See "-- Employment Agreements" for information regarding current and future compensation arrangements.
(4) Mr. Nast's employment with the Company commenced on April 24, 1995.

EMPLOYMENT AGREEMENTS


     The Company has entered into employment agreements with Carl DeSantis, Nickolas Palin, Dean DeSantis and Geary Cotton for three-year terms commencing April 1, 1995, pursuant to which they currently receive base annual salaries of $435,000, $275,000, $195,000 and $190,000, respectively, and the Company entered into an employment agreement with Christian Nast for a three-year, four-month term commencing April 24, 1995, pursuant to which he currently receives a base annual salary of $315,000. Each of such employment agreements provides for annual increases of base salary of the greater of 5% or the percentage increase in the consumer price index published by the United States Department of Labor. In addition, each of such officers is entitled to receive incentive bonuses upon the attainment by the Company of certain net sales and net income targets. Such bonuses may not exceed 100% of base salary for Carl DeSantis; 75% of base salary for Christian Nast; and 50% of base salary for Nickolas Palin, Dean DeSantis and Geary Cotton.


     The employment agreements each provide that, if the employee terminates his employment without good reason or is terminated for cause, such employee is subject to a non-competition provision for a period of 18 months. In the event of a change of control of the Company, the employee is entitled to terminate his employment and receive a lump sum distribution of compensation in an amount equal to three times such employee's then current effective yearly compensation, including, but not limited to, salary and bonuses. If the employee elects to so terminate, the non-competition provisions contained in the employment agreement will terminate. Similar provisions apply in the event an employee is terminated without cause upon a change of control of the Company. Payments under the agreements by the Company after a change of control are, however, limited to the amount which would be deductible by the Company under the Internal Revenue Code of 1986, as amended. A "change of control" is deemed to occur upon (i) the acquisition of 30% or more of the Company's voting power by anyone other than a current director of the Company, executive officer of the Company or an affiliate thereof, without approval of a majority of the Board of Directors or
(ii) the Incumbent Directors, as defined, becoming less than a majority of the Board of Directors of the Company or its successor. A change of control, as to any employee, may not result from a voluntary action of such employee.

                       PRINCIPAL AND SELLING SHAREHOLDERS


     The following table sets forth certain information concerning the beneficial ownership of the Common Stock as of October 1, 1996 and as adjusted to reflect the sale of 2,000,000 shares of Common Stock by the Company and the sale of 2,000,000 shares of Common Stock by the Selling Shareholders, by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each of the Selling Shareholders, (iii) each director of the Company, (iv) each of the Named Executive Officers and (v) all executive officers and directors of the Company as a group.



                                          COMMON STOCK OWNED                              COMMON STOCK OWNED
                                         BEFORE THE OFFERING                              AFTER THE OFFERING
                                      --------------------------   NUMBER OF SHARES   --------------------------
      NAME OF BENEFICIAL OWNER          NUMBER           PERCENT    BEING OFFERED       NUMBER           PERCENT
------------------------------------  ----------         -------   ----------------   ----------         -------
Carl DeSantis(1)....................  13,415,581(2)(3)     43.6%       1,500,000      11,915,581(2)(3)     36.4%
Dean DeSantis(1)....................   2,745,481(3)(4)      8.9          500,000       2,245,481(3)(4)      6.9
Damon DeSantis(1)...................   3,123,231(3)(5)     10.1               --       3,123,231(3)(5)      9.5
Christian Nast......................      25,350(3)           *               --          25,350(3)           *
Nickolas Palin......................      51,581(3)           *               --          51,581(3)           *
Geary Cotton........................     314,926(3)(6)      1.0               --         314,926(3)(6)        *
Stanley Leedy.......................      12,500(3)           *               --          12,500(3)           *
Raymond Monteleone..................       1,500(3)           *               --           1,500(3)           *
Howard Yenke........................       1,500(3)           *               --           1,500(3)           *
CDD Partners, Ltd.(1)...............  12,098,736(3)        39.4               --      12,098,736(3)        30.9
Sylvia DeSantis.....................   6,915,932(7)        22.5               --       6,915,932(7)        21.1
All Executive Officers and Directors
  as a group (10 persons)...........  19,798,650(8)        63.6        2,000,000      17,798,650(8)        53.7


---------------

 *  Less than 1%.


(1) The shares of Common Stock being offered by Carl DeSantis and Dean DeSantis (the "Borrowing Shareholders") will be borrowed from CDD Partners, Ltd. ("CDD"), a Texas limited partnership of which Carl DeSantis, Dean DeSantis and Damon DeSantis are limited partners and share control of CDD Management, Inc. ("CDDM"), a Texas corporation and the general partner of CDD. In each case, the Borrowing Shareholders will be obligated to repay the borrowing by delivering to CDD shares equal in number to the borrowed shares ("Identical Shares") five days after demand by CDD; and, upon demand, CDD will receive from the Borrowing Shareholders amounts equal to dividends and other distributions on the Identical Shares. CDD may from time to time demand a pledge of collateral by the Borrowing Shareholders to secure the Borrowing Shareholders' obligations to repay Identical Shares to CDD. CDD's address is 324 Harbor Landing Drive, Rockwall, Texas 75087. In June 1993, each of Carl DeSantis, Dean DeSantis and Damon DeSantis contributed all shares of Common Stock then owned by them to CDD and CDDM. See "Management" for information regarding the positions of the Borrowing Shareholders with the Company. Each of Carl DeSantis, Dean DeSantis and Damon DeSantis has shared beneficial ownership and voting power with respect to all such shares held by CDD and CDDM.


(2) As of October 1, 1996, includes 6,915,932 shares owned by Sylvia DeSantis, as to which Carl DeSantis has sole voting power. Also includes 6,441,524 shares held by CDD which represent Mr. DeSantis' percentage interest in CDD. Does not include 5,687,212 shares beneficially owned by Carl DeSantis that are held by CDD, which represent the percentage interest of Dean DeSantis and Damon DeSantis in CDD.


(3) For each person, includes the following numbers of shares beneficially owned pursuant to currently exercisable stock options or options which will become exercisable within 60 days: Carl DeSantis -- 58,125 shares; Dean DeSantis -- 73,125 shares; Damon DeSantis -- 73,125 shares; Christian Nast -- 7,685 shares; Nickolas Palin -- 31,500 shares; Geary Cotton -- 79,500 shares; Stanley Leedy -- 12,500 shares; Raymond Monteleone -- 1,500 shares; and Howard Yenke -- 1,500 shares.


(4) As of October 1, 1996, includes 2,672,356 shares held by CDD which represent Mr. DeSantis' percentage interest in CDD. Does not include 9,456,380 shares beneficially owned by Dean DeSantis that are held by CDD, which represent the percentage interest of Carl DeSantis and Damon DeSantis in CDD, and 8,000 shares beneficially owned by the wife of Dean DeSantis. Mr. DeSantis disclaims beneficial ownership of his wife's shares.


(5) As of October 1, 1996, includes 2,984,856 shares held by CDD which represent Mr. DeSantis' percentage interest in CDD. Does not include 9,113,880 shares beneficially owned by Damon DeSantis that are held by CDD, which represent the percentage interest of Carl DeSantis and Dean DeSantis in CDD, and 4,500 shares owned by the wife of Damon DeSantis. Mr. DeSantis disclaims beneficial ownership of his wife's shares.

(6) Does not include 4,500 shares owned by the wife of Geary Cotton, as to which shares Mr. Cotton disclaims beneficial ownership.
(7) Ms. DeSantis' address is 851 Broken Sound Parkway, NW, Boca Raton, Florida 33487. All of such shares are subject to an irrevocable proxy granted to Carl DeSantis, and 6,579,021 of such shares are further subject to a stock purchase agreement with an irrevocable life insurance trust for the benefit of her children. Such stock purchase agreement provides for significant restrictions on sales or transfers of such shares during her life, and requires the sale of such shares to such trust upon her death.

(8) Includes 424,560 shares beneficially owned by directors and executive officers as a group pursuant to stock options under which such persons have the right to acquire such shares within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK


     The authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $0.01 per share (the "Common Stock"), and 5,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock").


COMMON STOCK


     The Common Stock possesses ordinary voting rights, and the holders thereof vote together as a single class for the election of directors and in respect of other corporate matters. Holders of shares of Common Stock are entitled to one vote per share. In the event of the voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive and share ratably in all net assets available for distribution to shareholders after distribution in full of the preferential amount, if any, to be distributed to the holders of the Preferred Stock. Cumulative voting of shares is not permitted. The Common Stock carries no preemptive rights and is not convertible, redeemable or assessable, or entitled to the benefits of any sinking fund. After the requirements with respect to preferential dividends on Preferred Stock, if any, have been met, the holders of Common Stock are entitled to such dividends as may be declared by the Company's Board of Directors and paid out of funds legally available therefor.


PREFERRED STOCK


     The Board of Directors of the Company, without further action by the shareholders, is authorized to issue Preferred Stock in one or more series and to fix and determine as to any series all the relative rights and preferences of shares in such series, including, without limitation, preferences, limitations or relative rights with respect to redemption rights, conversion rights, if any, voting rights, if any, dividend rights and preferences on liquidation. Although the Company has no present intention to issue shares of Preferred Stock, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal that some, or a majority, of the shareholders might believe to be in the best interests of the Company or in which shareholders might receive a premium for their stock over the then market price of such stock. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock.


CERTAIN PROVISIONS OF FLORIDA LAW

     The Company is subject to several anti-takeover provisions under Florida law that apply to a public corporation organized under Florida law unless the corporation has elected to opt out of such provisions in the Articles of Incorporation or, depending on the provision in question, its By-Laws. The Company has not elected to opt out of these provisions. The Common Stock is subject to the "affiliated transaction" and "control-share acquisition" provisions of the Florida Business Corporation Act, Sections 607.0901 and 607.0902, Florida Statutes, respectively. These provide that, subject to certain exceptions, an "affiliated transaction" must be approved by the holders of two-thirds of the voting shares other than those beneficially owned by an "interested shareholder" and that "control shares" acquired in specified control-share acquisitions have voting rights only to the extent conferred by resolution approved by shareholders, excluding holders of shares defined as "interested shares."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

                                  UNDERWRITING


     The Underwriters named below, acting through their representatives, Raymond James & Associates, Inc., Adams, Harkness & Hill, Inc. and Montgomery Securities (the "Representatives"), have severally agreed, subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement") by and among the Company, the Selling Shareholders and the Underwriters, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock set forth below opposite their respective names, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:


                                                                                NUMBER OF
                                       NAME                                      SHARES
    --------------------------------------------------------------------------  ---------
    Raymond James & Associates, Inc. .........................................
    Adams, Harkness & Hill, Inc. .............................................
    Montgomery Securities.....................................................

                                                                                ---------
              Total...........................................................  4,000,000
                                                                                =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are purchased.

     The Company and the Selling Shareholders have been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers, including the Underwriters, at
such price less a concession not in excess of $     per share. The Underwriters
may allow, and such dealers may reallow, a concession not in excess of $     per
share to certain other dealers. The Representatives have informed the Company and the Selling Shareholders that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.


     Certain of the Underwriters and the selling group members that currently act as market makers for the Common Stock may engage in "passive market making" in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Rule 10b-6A permits, upon satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making activity when Rule 10b-6A would otherwise prohibit such activity. Rule 10b-6A prohibits underwriters and selling group members engaged in passive market making generally from entering a bid or affecting a purchase at a price that exceeds the highest bid for those securities displayed on the Nasdaq National Market by a market maker that is not participating in the distribution of the Common Stock. Each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the Registration Statement of which this Prospectus forms a part.

     The Company and the Selling Shareholders have granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to an aggregate of 600,000 additional shares of Common Stock, at the public offering price, less the underwriting discounts and commissions, set forth on the cover page of this Prospectus. Of the shares subject to such option, the Selling Shareholders will, at their sole discretion, sell a maximum of 200,000 shares and the Company will sell at least 400,000 shares plus any shares that the Selling Shareholders elect not to sell. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total shown, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriter may exercise this option only to cover such over-allotments, if any, made in connection with the sale of the shares of Common Stock offered hereby. If purchased, the Underwriters will sell such additional shares on the same terms as those on which the shares are being offered.


     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against, and to contribute to losses arising out of, certain civil liabilities in connection with this offering, including liabilities under the Securities Act.

     The Company, its officers and directors and the Selling Shareholders have agreed that for a period of 180 days following the date of this Prospectus, they will not, except with the prior written consent of Raymond James & Associates, Inc., acting for the Underwriters, sell, contract to sell or otherwise dispose of any shares of Common Stock. This restriction does not apply to shares sold by Selling Shareholders hereunder or certain issuances of Common Stock by the Company pursuant to its stock option plans. See "Risk Factors -- Shares Eligible for Future Sale."

     The foregoing includes a summary of the principal terms of the Underwriting Agreement and does not purport to be complete. Reference is made to the copy of the Underwriting Agreement that is on file as an exhibit to the Registration Statement of which this Prospectus forms a part.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Common Stock offered hereby will be passed upon for the Company and for the Selling Shareholders by Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A., Miami, Florida, for the Selling Shareholders by Tescher Chaves Rubin Forman & Muller, P.A., Miami, Florida, and for the Underwriters by King & Spalding, Atlanta, Georgia.

                                    EXPERTS


     The consolidated financial statements and financial statement schedule of the Company as of August 31, 1995 and 1996, and for each of the years in the period ended August 31, 1996, included herein and incorporated by reference from the Company's Annual Report on Form 10-K for the year ended August 31, 1996 have been included herein and incorporated by reference in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, such reports, proxy statements and other information can be obtained from the Commission's web site at http://www.sec.gov. Quotations relating to the Common Stock appear on the Nasdaq National Market. Such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.


     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus, which is a part of the Registration Statement, does not contain all the information set forth in, or annexed as exhibits to, such Registration Statement, certain portions of which have been omitted pursuant to rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is hereby made to such Registration Statement, including the exhibits thereto. Copies of such Registration Statement, including exhibits, may be obtained from the aforementioned public reference facilities of the Commission upon payment of the prescribed fees, or may be examined without charge at such facilities. Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The following documents filed by the Company with the Commission under the Exchange Act are incorporated by reference in and made a part of this
Prospectus:



          (a) the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1996;



          (b) the Company's Proxy Statement relating to its 1996 Annual Meeting of Shareholders; and



          (c) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A dated June 7, 1993 (Registration No. 0-21884).


     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed documents, which also are incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The Company hereby undertakes to provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the information incorporated herein by reference. Exhibits to any of such documents, however, will not be provided unless such exhibits are specifically incorporated by reference into such documents. The requests should be addressed to the Company's principal executive offices: Attn: Secretary, 851 Broken Sound Parkway, NW, Boca Raton, Florida 33487, telephone number (561) 241-9400.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        ----
Report of Independent Accountants.....................................................  F-2
Consolidated Balance Sheets...........................................................  F-3
Consolidated Statements of Operations.................................................  F-4
Consolidated Statements of Shareholders' Equity.......................................  F-5
Consolidated Statements of Cash Flows.................................................  F-6
Notes to Consolidated Financial Statements............................................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and
Board of Directors
Rexall Sundown, Inc.
Boca Raton, Florida


We have audited the accompanying consolidated balance sheets for the years ended August 31, 1995 and 1996 of Rexall Sundown, Inc. and subsidiaries and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended August 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rexall Sundown, Inc. and subsidiaries as of August 31, 1995 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 1996 in conformity with generally accepted accounting principles.



COOPERS & LYBRAND L.L.P.


Fort Lauderdale, Florida
October 4, 1996

                     REXALL SUNDOWN, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)



                                                                               AUGUST 31,
                                                                          --------------------
                                                                           1995         1996
                                                                          -------     --------
                                            ASSETS
Current assets:
  Cash and cash equivalents.............................................  $ 1,154     $ 13,450
  Restricted cash.......................................................       --          278
  Marketable securities.................................................       --        7,988
  Trade accounts receivable, net of allowance for doubtful accounts of
     $78 at August 31, 1995 and 1996....................................    6,957       11,410
  Inventory.............................................................   20,512       28,179
  Prepaid expenses and other current assets.............................    4,526        5,018
  Net current assets of discontinued operations.........................    8,008        3,855
                                                                          -------     --------
          Total current assets..........................................   41,157       70,178
Property, plant and equipment, net......................................   21,489       24,078
Other assets............................................................    4,705        8,839
                                                                          -------     --------
          Total assets..................................................  $67,351     $103,095
                                                                          =======     ========
                             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................................................  $ 5,592     $  5,599
  Accrued expenses and other current liabilities........................    5,941       10,100
  Current portion of long-term debt.....................................      332          346
                                                                          -------     --------
          Total current liabilities.....................................   11,865       16,045
Long-term debt..........................................................      448          105
Other liabilities.......................................................       --          253
                                                                          -------     --------
          Total liabilities.............................................   12,313       16,403
                                                                          -------     --------
Commitments and contingencies (Note 15)
Shareholders' equity:
  Preferred stock, $.01 par value; authorized 5,000,000 shares, no
     shares outstanding.................................................       --           --
  Common stock, $.01 par value; authorized 100,000,000 shares, shares
     issued: 29,416,050 and 30,660,128, respectively....................      196          307
  Capital in excess of par value........................................   42,192       53,563
  Retained earnings.....................................................   12,650       32,943
  Cumulative translation adjustment.....................................       --         (121)
                                                                          -------     --------
          Total shareholders' equity....................................   55,038       86,692
                                                                          -------     --------
          Total liabilities and shareholders' equity....................  $67,351     $103,095
                                                                          =======     ========


                             See accompanying notes

                     REXALL SUNDOWN, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)



                                                                    YEARS ENDED AUGUST 31,
                                                             ------------------------------------
                                                                1994         1995         1996
                                                             ----------   ----------   ----------
Net sales..................................................  $  114,119   $  149,473   $  187,844
Cost of sales..............................................      54,475       65,032       71,682
                                                             ----------   ----------   ----------
          Gross profit.....................................      59,644       84,441      116,162
Selling, general and administrative expenses...............      47,005       65,825       86,673
                                                             ----------   ----------   ----------
          Operating income.................................      12,639       18,616       29,489
Other income (expense):
  Interest income..........................................         361          119        1,251
  Interest expense.........................................        (109)        (424)         (40)
  Other income.............................................         849          938        1,391
  Minority interests in income of consolidated
     subsidiary............................................         (21)         (45)          --
                                                             ----------   ----------   ----------
Income before income tax provision.........................      13,719       19,204       32,091
Income tax provision.......................................       5,147        6,866       11,798
                                                             ----------   ----------   ----------
Income from continuing operations..........................       8,572       12,338       20,293
Discontinued operations:
  Loss from discontinued operations (net of tax benefit of
     $1,302 and $2,425 in 1994 and 1995, respectively).....      (2,377)      (4,278)          --
  Loss on disposal of discontinued operations including a
     provision of $964 for operating losses during the
     phase-out period (net of tax benefit of $2,057).......          --       (3,698)          --
                                                             ----------   ----------   ----------
Net income.................................................  $    6,195   $    4,362   $   20,293
                                                             ==========   ==========   ==========
Income (loss) per share:
  Continuing operations....................................  $      .29   $      .42   $      .66
  Discontinued operations..................................        (.08)        (.15)          --
  Disposal of discontinued operations......................          --         (.12)          --
                                                             ----------   ----------   ----------
          Net income per share.............................  $      .21   $      .15   $      .66
                                                             ==========   ==========   ==========
Weighted average common shares outstanding.................  29,268,633   29,497,166   30,726,232


                             See accompanying notes

                     REXALL SUNDOWN, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                             (DOLLARS IN THOUSANDS)



                                                                CAPITAL
                                                                  IN                  CUMULATIVE
                                         NUMBER OF    COMMON   EXCESS OF   RETAINED   TRANSLATION
                                           SHARES     STOCK    PAR VALUE   EARNINGS   ADJUSTMENT
                                         ----------   ------   ---------   --------   -----------
Balance at August 31, 1993.............  19,312,000    $193    $ 39,428    $ 2,093      $    --
  Net income...........................          --      --          --      6,195           --
  Exercise of stock options............     118,000       1        653         --            --
  Tax benefit from exercise of
     options...........................          --      --         399         --           --
                                         ----------    ----    --------    -------      -------
Balance at August 31, 1994.............  19,430,000     194      40,480      8,288           --
  Net income...........................          --      --          --      4,362           --
  Exercise of stock options............      80,500       1         428         --           --
  Tax benefit from exercise of
     options...........................          --      --         285         --           --
  Issuance of shares for non-compete
     agreement.........................     100,200       1        999         --            --
                                         ----------    ----    --------    -------      -------
Balance at August 31, 1995.............  19,610,700     196     42,192     12,650            --
  Net income...........................          --      --         --     20,293            --
  Exercise of stock options............   1,244,078      13      6,469         --            --
  Tax benefit from exercise of
     options...........................          --      --      5,000         --            --
  Three-for-two common stock split.....   9,805,350      98        (98 )       --            --
  Cumulative translation adjustment....          --      --         --         --          (121)
                                         ----------    ----    --------    -------      -------
Balance at August 31, 1996.............  30,660,128    $307    $ 53,563    $32,943      $  (121)
                                         ==========    ====    ========    =======      =======


                             See accompanying notes

                     REXALL SUNDOWN, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)



                                                                               YEARS ENDED AUGUST 31,
                                                                           ------------------------------
                                                                             1994       1995       1996
                                                                           --------   --------   --------
Cash flows provided by (used in) operating activities:
  Net income.............................................................  $  6,195   $  4,362   $ 20,293
  Adjustments to reconcile net income to net cash provided by (used in)
    operating activities:
    Depreciation.........................................................     1,161      2,400      2,797
    Amortization.........................................................       346        400      1,202
    Loss (gain) on sale of property and equipment........................        93        158        (18)
    Minority interest....................................................        21         45         --
    Deferred income taxes................................................       (75)    (1,789)     2,076
    Foreign exchange translation adjustment..............................        --         --       (121)
    Changes in assets and liabilities:
      Trade accounts receivable..........................................      (307)    (1,276)    (4,453)
      Inventory..........................................................    (5,641)    (3,063)    (7,667)
      Prepaid expenses and other current assets..........................      (986)       102     (2,546)
      Other assets.......................................................     1,043         85     (5,501)
      Accounts payable...................................................     2,338     (2,523)         7
      Accrued expenses and other current liabilities.....................       (86)     2,493      9,137
      Income taxes payable...............................................      (918)        --         --
      Other liabilities..................................................        22        (22)       253
      Discontinued operations -- non cash charges and changes in assets
       and liabilities...................................................    (4,199)     2,923      4,153
                                                                           --------   --------   --------
         Net cash provided by (used in) operating activities.............      (993)     4,295     19,612
                                                                           --------   --------   --------
Cash flows provided by (used in) investing activities:
  Acquisition of assets of Pennex Products Co., Inc......................    (4,324)        --         --
  Purchase of marketable securities......................................   (23,335)        --     (5,988)
  Proceeds from sale of marketable securities............................    41,443         12         --
  Acquisition of property, plant and equipment...........................   (10,491)    (3,590)    (5,391)
  Acquisition of computer software.......................................        --       (409)    (1,835)
  Proceeds from sale of property, plant and equipment....................        32          5         23
  Investing activities of discontinued operations........................    (1,247)    (1,160)        --
  Other..................................................................        --         --       (278)
                                                                           --------   --------   --------
         Net cash provided by (used in) investing activities.............     2,078     (5,142)   (13,469)
                                                                           --------   --------   --------
Cash flows provided by (used in) financing activities:
  Proceeds from bank line of credit......................................        --     10,500         --
  Payments on bank line of credit........................................        --    (10,500)        --
  Principal payments on long-term debt...................................      (380)      (306)      (329)
  Principal payments under capital lease obligations.....................       (95)        --         --
  Exercise of options to purchase common stock...........................       655        429      6,482
                                                                           --------   --------   --------
         Net cash provided by financing activities.......................       180        123      6,153
                                                                           --------   --------   --------
  Net increase (decrease) in cash and cash equivalents...................     1,265       (724)    12,296
  Cash and cash equivalents at beginning of period.......................       613      1,878      1,154
                                                                           --------   --------   --------
  Cash and cash equivalents at end of period.............................  $  1,878   $  1,154   $ 13,450
                                                                           ========   ========   ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
  Interest...............................................................  $    109   $    403   $     42
                                                                           ========   ========   ========
  Income taxes...........................................................  $  4,838   $  3,495   $  3,725
                                                                           ========   ========   ========


SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITY:

On September 30, 1993, the Company acquired substantially all of the assets and assumed certain liabilities of Pennex Products Co., Inc. (see Note 14) as follows:


  Assets acquired........................................................  $  7,372
  Cash paid (including advances under debtor-in-possession financing in
    fiscal 1993).........................................................    (5,115)
                                                                           --------
  Liabilities assumed....................................................  $  2,257
                                                                           ========


                             See accompanying notes

                     REXALL SUNDOWN, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


1. DESCRIPTION OF BUSINESS

BUSINESS


     Rexall Sundown, Inc. (the "Company") develops, manufactures, markets and sells vitamins, nutritional supplements and consumer health products through three channels of distribution: sales to retailers; direct sales through independent distributors; and mail order sales.



     The Company's wholly-owned operating subsidiary, Rexall Showcase International, Inc. ("Rexall Showcase") markets and distributes health and wellness products under the Rexall Showcase tradename through a sales force of independent distributors. On August 31, 1995, the Company purchased the 1% minority interest of Rexall Showcase, which was owned by the Company's Chairman of the Board and Chief Executive Officer. Rexall Showcase formed two foreign subsidiaries located in Mexico and South Korea in order to conduct business operations in such foreign countries. The Company still owns the stock of Pennex Laboratories, Inc., now known as RSL Holdings, Inc. ("Pennex"), for which operations have been discontinued. Pennex manufactured and distributed over-the-counter ("OTC") pharmaceuticals and health and beauty care products and is presented as discontinued operations (see Note 14).


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION


     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain prior period amounts have been reclassified to conform with the 1996 presentation.


MARKETABLE SECURITIES


     As of August 31, 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with SFAS No. 115, marketable securities are classified in three categories and accounted for as follows: (1) held-to-maturity securities are debt securities, which the Company has the positive intent and ability to hold to maturity, and are reported at amortized cost; (2) trading securities are debt and equity securities that are bought and held principally for the purpose of selling them in the near term and are reported at fair value, with unrealized gains and losses included in current earnings; and (3) available-for-sale securities are debt and equity securities not classified as either held-to-maturity securities or trading securities and are reported at fair value, with unrealized gains and losses excluded from current earnings and reported in a separate component of shareholders' equity.



     Marketable securities consist primarily of government debt instruments and are classified as available-for-sale securities. Gains and losses realized on the sale of marketable securities are determined using the specific identification method. At August 31, 1995 and 1996 the fair value of the securities approximated cost.



INVENTORY


     Inventories are stated at the lower of cost (first-in, first-out basis) or market.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is charged to expense over the estimated useful lives of the assets and is computed principally using accelerated methods. Maintenance and repairs are charged to expense when incurred and betterments are capitalized. Upon

                     REXALL SUNDOWN, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

retirement or sale, the cost and accumulated depreciation are eliminated from the accounts and the gain or loss, if any, is included in the determination of net income.

INTANGIBLE ASSETS


     Intangible assets, which are included in other assets (non-current), are stated at cost less accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives which range from three to fourteen years.


CASH EQUIVALENTS

     The Company considers all highly liquid investments purchased with a maturity of three months or less at the date of purchase to be cash equivalents.


RESTRICTED CASH



     Restricted cash consists of funds held in South Korea by the local government to ensure that funds are available to satisfy customer demands for refunds. Deposits of 10% of sales are made monthly and monies are refunded three months after the date of deposit.


INCOME TAXES

     The Company utilizes the liability method of accounting for deferred income taxes. This method requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are also established for the future tax benefits of loss and credit carryovers.

REVENUE RECOGNITION


     The Company recognizes revenue upon shipment, and such revenue is recorded net of estimated sales returns, discounts and allowances.


PREPAID CUSTOMER ALLOWANCES

     Costs associated with acquiring sales agreements with certain customers are amortized over the terms of the agreements. These costs consist of the cost of inventory provided at no charge and other allowances and are included in other assets (both current and non-current). The amortization of these costs is recorded as a reduction of net sales.

ADVERTISING AND CATALOG COSTS

     Advertising and mail order catalog costs are expensed as incurred.

RESERVE FOR ESTIMATED CHARGEBACKS


     The Company's Rexall Managed Care division, which began operations in fiscal 1995, markets and distributes vitamins, nutritional supplements and OTC pharmaceuticals to the managed care market. The Company enters into contracts to provide such products to various managed care providers who purchase the

                     REXALL SUNDOWN, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

products through wholesalers. The difference between the Company's price to the wholesaler and the Company's contract price to the providers is charged back to the Company by the wholesaler. Upon sale to the wholesaler, the Company provides for a reserve of estimated future chargebacks.

FOREIGN CURRENCY TRANSLATION


     The financial statements and transactions of the Company's foreign operations (which began operations in February 1996) are maintained in their functional currency and translated into United States dollars in accordance with SFAS No. 52. Assets and liabilities are translated at current exchange rates in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rate for each period. Translation adjustments, which result from the process of translating financial statements into United States dollars, are accumulated in a separate component of shareholders' equity.


USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NET INCOME PER SHARE


     Net income per share of common stock (the "Common Stock"), $.01 par value, of the Company is calculated by dividing net income by weighted average shares of Common Stock outstanding, giving effect to Common Stock equivalents (Common Stock options).


NEW ACCOUNTING STANDARDS


     Recent pronouncements of the Financial Accounting Standards Board, which are not required to be adopted by the Company until fiscal 1997, include SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of " and SFAS No. 123, "Accounting for Stock Based Compensation."



     SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This pronouncement is not expected to have a material impact on the financial statements of the Company.



     SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. It encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options and other equity instruments to employees based on new fair value accounting rules. Companies that choose not to adopt the new fair value accounting rules will be required to disclose pro forma net income and earnings per share under the new method. The Company anticipates adopting the disclosure provisions of SFAS No. 123, although the impact of such disclosure has not been determined.

                     REXALL SUNDOWN, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


3. INVENTORY

     The components of inventory are as follows:

                                                              AUGUST 31,
                                                          -------------------
                                                           1995        1996
                                                          -------     -------
    Raw materials.......................................  $ 8,376     $11,609
    Work in process.....................................    1,117       1,732
    Finished products...................................   11,019      14,838
                                                          -------     -------
              Total inventory...........................  $20,512     $28,179
                                                          =======     =======

4. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is comprised of:


                                                              AUGUST 31,
                                                          -------------------
                                                           1995        1996
                                                          -------     -------
    Land................................................  $ 2,022     $ 2,022
    Buildings and improvements..........................   13,894      14,064
    Machinery and equipment.............................   10,112      14,479
    Leasehold improvements..............................      251         506
    Furniture and fixtures..............................    1,128       1,508
    Other assets........................................       21         212
                                                          -------     -------
                                                           27,428      32,791
      Less accumulated depreciation and amortization....   (5,939)     (8,713)
                                                          -------     -------
              Property, plant and equipment, net........  $21,489     $24,078
                                                          =======     =======


5. OTHER ASSETS

     Other assets consist of the following:


                                                              AUGUST 31,
                                                          -------------------
                                                           1995        1996     USEFUL LIVES
                                                          -------     -------   -------------
    Intangible assets:
      Non-compete agreement.............................  $ 1,000     $ 1,000         5 years
      License and registration fees.....................      170         170         5 years
      Organizational costs..............................       --         450         3 years
      Computer software.................................      622       2,457         5 years
      Trademarks........................................      224         224     10-14 years
      Purchased technology..............................      500          --
      Patents...........................................       --       1,500      10.5 years
    Other securities....................................    2,000         150
    Prepaid customer allowances.........................      573       3,121
    Other...............................................      184       1,042
                                                           ------     --------
                                                            5,273      10,114
      Less accumulated amortization.....................     (568)     (1,275)
                                                           ------     --------
              Total other assets........................  $ 4,705     $ 8,839
                                                           ======     ========

                     REXALL SUNDOWN, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

     Accrued expenses and other current liabilities is comprised of the following:


                                                                            AUGUST 31,
                                                                        ------------------
                                                                         1995       1996
                                                                        ------     -------
    Accrued customer rebates..........................................  $  542     $ 2,166
    Reserve for estimated chargebacks.................................     894         460
    Accrued commissions...............................................   2,461       2,823
    Accrued salaries and bonuses......................................     844       2,099
    Income taxes......................................................      --         823
    Other.............................................................   1,200       1,729
                                                                        ------     -------
              Total accrued expenses and other current liabilities....  $5,941     $10,100
                                                                        ======     =======


7. LONG-TERM DEBT AND BORROWING ARRANGEMENTS


     Long-term debt consists of the following:



                                                                            AUGUST 31,
                                                                        ------------------
                                                                         1995       1996
                                                                        ------     -------
    Non-compete agreement, non-interest bearing net of discount imputed at 8%, of $67 and $23 at August 31, 1995 and 1996, respectively, maturing in January 1998, guaranteed by the
      Company's Chief Executive Officer...............................  $  650     $   403
    $650 promissory note, interest at 9%, maturing in April 1997......     130          48
                                                                          ----        ----
                                                                           780         451
         Less current portion.........................................     332         346
                                                                          ----        ----
              Total long-term debt....................................  $  448     $   105
                                                                          ====        ====



     On September 7, 1994, the Company entered into a revolving line of credit with a financial institution that provides for borrowings up to $10 million, subject to annual extensions. The revolving line of credit was renewed on September 7, 1995 and was extended for ninety days on September 7, 1996. Borrowings under the line of credit bear interest at the prime rate. The line of credit is collateralized by accounts receivable and inventory and is subject to compliance with certain financial covenants and ratios, including a minimum tangible net worth. There were no amounts outstanding under this revolving line of credit at August 31, 1996.


8. LEASE OBLIGATIONS

     The Company leases certain equipment, automobiles and warehouse and distribution facilities under noncancelable operating leases. The leases provide for monthly payments over terms of one to five years and certain of the leases provide for renewal options. Total rent expense on all operating leases amounted to approximately $651, $552 and $905 for the years ended August 31, 1994, 1995 and 1996, respectively.

     The future minimum lease payments under noncancelable operating leases at August 31, 1996 are as follows:

                                    FISCAL YEAR
        --------------------------------------------------------------------
          1997..............................................................  $1,179
          1998..............................................................     677
          1999..............................................................     353
                                                                               -----
                    Total...................................................  $2,209
                                                                               =====

                     REXALL SUNDOWN, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

9. BENEFIT PLANS

     The Company offers a 401(k) employee benefit plan (the "Plan"), which provides for voluntary contributions by employees of up to 20% of their base compensation (as defined in the Plan), subject to a maximum annual contribution. The Company may, at the discretion of the Board of Directors, make a contribution to the Plan. The Company contributed approximately $128, $158 and $159 during fiscal 1994, 1995 and 1996, respectively.


     In March 1993, the Board of Directors and shareholders adopted the Company's 1993 Employee Stock Purchase Plan (the "1993 Stock Purchase Plan"). The 1993 Stock Purchase Plan enables participants to contribute cash in an amount not to exceed 10% of salary per relevant pay period. Such funds are used to periodically purchase shares of Common Stock for the account of each of the participants in the 1993 Stock Purchase Plan at 90% of the market price of the Common Stock. The Company has reserved 750,000 shares of Common Stock for issuance under the 1993 Stock Purchase Plan and may issue such shares or purchase additional shares of Common Stock in the open market. For the years ended August 31, 1995 and 1996, participants purchased 11,064 and 4,431 shares in the open market at an average purchase price of $7.40 and $18.14 per share, respectively.


     In February 1996, the Board of Directors adopted the Company's 1996 Rexall Showcase International Distributor Stock Purchase Plan (the "1996 Distributor Stock Purchase Plan"). The 1996 Distributor Stock Purchase Plan enables participants to contribute cash in an amount not to exceed 10% of a participant's monthly commission check. Such funds are used to periodically purchase shares of Common Stock for the account of each of the participants in the 1996 Distributor Stock Purchase Plan at either 95% or 100% of the market price of the Common Stock, depending on a participant's level of achievement in Rexall Showcase. The Company has reserved 750,000 shares of Common Stock for issuance under the 1996 Distributor Stock Purchase Plan and may issue such shares or purchase additional shares of Common Stock in the open market for participants. For the year ended August 31, 1996, participants purchased 1,157 shares of Common Stock in the open market at an average purchase price of $32.50 per share.

10. COMMON STOCK TRANSACTIONS

     On October 5, 1993, the Board of Directors declared a 2-for-1 split of the Common Stock which was effected in the form of a stock dividend. The stock dividend was paid on October 28, 1993 to shareholders of record as of October 18, 1993.


     On March 14, 1996, the Board of Directors declared a 3-for-2 split of the Common Stock which was effected in the form of a stock dividend. The stock dividend was paid on April 4, 1996 to shareholders of record as of March 25, 1996.


     All references to the number of shares of Common Stock, except shares authorized, and to per share data in the consolidated financial statements have been adjusted to reflect the stock splits on a retroactive basis.

11. STOCK OPTIONS


     In March 1993, the Board of Directors and shareholders adopted the Company's 1993 Stock Incentive Plan (the "1993 Plan") for executives and other key personnel. The 1993 Plan is administered by the Compensation/Stock Option Committee of the Board of Directors of the Company. Under the 1993 Plan, all options are to have an exercise price equal to the fair market value at the date of grant. In February 1995, the Board of Directors amended the 1993 Plan to increase the number of shares of Common Stock of the Company available thereunder to a total of 4,500,000 shares, which amendment was approved by the Company's shareholders in February 1996. Of the stock options granted, substantially all are for a term of five

                     REXALL SUNDOWN, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


11. STOCK OPTIONS, CONTINUED

to ten years. During fiscal 1995 and 1996, the Company realized a tax benefit of $286 and $5,000, respectively, related to the exercise of stock options.


     In March 1993, the Board of Directors and shareholders adopted the Company's 1993 Non-Employee Director Stock Option Plan (the "1993 Director Plan"). The maximum number of shares of Common Stock available for issuance under the 1993 Director Plan is 60,000 shares.


     In July 1994, the Board of Directors adopted the Company's 1994 Non-Employee Director Stock Option Plan (the "1994 Director Plan"), which was approved by the Company's shareholders in February 1995. The maximum number of shares of Common Stock available for issuance under the 1994 Director Plan is 150,000 shares.


     As of August 31, 1996, stock options to purchase 927,900 shares of Common Stock had been granted outside of any Company plan and have an exercise price equal to fair market value at date of grant. Substantially all of these options are for a term of five to seven years.



     In February 1996, the Board of Directors adopted the Company's 1996 Rexall Showcase International Distributor Stock Option Plan (the "1996 Distributor Plan"). The 1996 Distributor Plan provides for the granting of stock options to eligible distributors upon attainment of specified conditions at an exercise price not less than the fair market value on the date of grant. The maximum number of shares of Common Stock available under the 1996 Distributor Plan is 750,000 shares. Options granted under the 1996 Distributor Plan will be for a term of five years. As of August 31, 1996, no options have been granted under the 1996 Distributor Plan.


     Information with regard to the stock options is as follows:


                                                                SHARES
                                      -----------------------------------------------------------
                                                    1993        1994
                                        1993      DIRECTOR    DIRECTOR     OTHER     OPTION PRICE
                                        PLAN        PLAN        PLAN      OPTIONS       RANGE
                                      ---------   ---------   ---------   --------   ------------
    Outstanding at August 31,
      1993..........................  1,134,000     15,000          --     441,000
      Granted.......................    595,800         --      15,000     419,400   $5.42-$14.17
      Cancelled.....................     (7,200)        --          --          --   $3.17-$4.67
      Exercised.....................   (135,000)        --          --     (42,000)  $3.17-$4.67
                                      ---------   --------      ------      ------
    Outstanding at August 31,
      1994..........................  1,587,600     15,000      15,000     818,400
      Granted.......................  1,246,875         --      22,500     101,250   $5.67-$8.25
      Cancelled.....................   (352,800)    (7,500)     (6,000)         --   $3.17-$14.17
      Exercised.....................    (59,250)        --      (1,500)    (60,000)  $3.17-$6.33
                                      ---------   --------      ------      ------
    Outstanding at August 31,
      1995..........................  2,422,425      7,500      30,000     859,650
      Granted.......................    936,451         --      22,500     112,500   $9.50-$30.00
      Cancelled.....................   (262,650)        --          --    (146,250)  $3.17-$14.50
      Exercised.....................   (722,678)    (1,000)         --    (520,400)  $3.17-$11.42
                                      ---------   --------      ------      ------
    Outstanding at August 31,
      1996..........................  2,373,548      6,500      52,500     305,500   $3.17-$30.00
                                      =========   ========      ======      ======
    Options currently exercisable...    678,318      3,500       9,000     184,300
                                      =========   ========      ======      ======
    Options available for grant at
      August 31, 1996...............  1,206,524     52,500      96,000          --
                                      =========   ========      ======      ======

                     REXALL SUNDOWN, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

12. SALES TO A MAJOR CUSTOMER AND CONCENTRATION OF CREDIT RISK

     The Company had sales to Phar-Mor, Inc., a national retailer, which represented approximately 17%, 11% and 5% of net sales for the years ended August 31, 1994, 1995 and 1996, respectively. Trade accounts receivable from this customer amounted to approximately $63 and $975 at August 31, 1995 and 1996, respectively.

     The Company sells products to a large number of customers, which are primarily in the United States. The Company continuously evaluates the creditworthiness of each customer's financial condition and generally does not require collateral.

     Financial instruments that potentially subject the Company to concentration of credit risk are cash, marketable securities and trade accounts receivable. The Company places its temporary cash investments with high credit quality financial institutions.


     Marketable securities consist primarily of United States Government securities with high credit quality financial institutions.


13. INCOME TAXES


     The Company files a consolidated United States income tax return with its domestic subsidiaries. For state income tax purposes the Company and its subsidiaries file on both a consolidated and separate return basis in the states in which they do business. Rexall Showcase's subsidiaries in Mexico and South Korea file income tax returns in their respective countries of incorporation.



     Deferred income taxes as of August 31, 1996 relate primarily to the reserve for loss on disposition of discontinued operations which is deductible when realized, amortization of a non-compete agreement which is deductible when paid, inventory and accounts receivable reserves and book depreciation versus tax depreciation.



     The following reflects the actual income tax provision (benefits) the Company incurred for the fiscal years ended August 31, 1994, 1995 and 1996:



                                                                      FISCAL YEAR ENDED AUGUST
                                                                                31,
                                                                     --------------------------
                                                                      1994     1995      1996
                                                                     ------   -------   -------
Current:
  Federal..........................................................  $3,588   $ 3,866   $ 8,871
  State............................................................     332       307       776
  Foreign..........................................................      --        --        60
                                                                     ------   -------   -------
                                                                      3,920     4,173     9,707
                                                                     ------   -------   -------
Deferred:
  Federal..........................................................     (54)   (1,657)    1,921
  State............................................................     (21)     (132)      153
  Foreign..........................................................      --        --        17
                                                                     ------   -------   -------
                                                                        (75)   (1,789)    2,091
                                                                     ------   -------   -------
          Total income tax provision...............................  $3,845   $ 2,384   $11,798
                                                                     ======   =======   =======

                     REXALL SUNDOWN, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


13. INCOME TAXES, CONTINUED

     The following summarizes the total income tax provisions for each of the years ended August 31, 1994, 1995 and 1996:


                                                                     1994      1995      1996
                                                                    -------   -------   -------
Continuing operations.............................................  $ 5,147   $ 6,866   $11,798
Discontinued operations...........................................   (1,302)   (2,425)       --
Loss on disposal of discontinued operations.......................       --    (2,057)       --
                                                                     ------    ------   -------
                                                                    $ 3,845   $ 2,384   $11,798
                                                                     ======    ======   =======


     The following table summarizes the differences between the Company's effective tax rate for financial statement purposes and the Federal statutory rate as of August 31, 1994, 1995 and 1996:


                                                                      1994     1995      1996
                                                                     ------   -------   -------
Income tax provision, at 35%.......................................  $3,514   $ 2,360   $11,288
Statutory federal surtax exemption.................................    (100)      (66)       --
State income tax, net of federal benefit...........................     275       177       624
Non-deductible expenses............................................      30        54        83
Other, net.........................................................     126      (141)     (197)
                                                                     ------    ------   -------
          Total income tax provision...............................  $3,845   $ 2,384   $11,798
                                                                     ======    ======   =======



     The significant components of the deferred tax assets and liabilities at August 31, 1994, 1995 and 1996 are as follows:



                                                                      1994     1995      1996
                                                                     ------   -------   -------
Deferred income tax assets:
  Loss on disposition of discontinued operations...................  $   --   $ 2,057   $   185
  Non-compete amortization.........................................     302       238       149
  Accounts receivable reserves.....................................     112       135        66
  Net operating losses.............................................      --        --       269
  Other............................................................      38        11       102
  Valuation allowance..............................................      --        --      (269)
                                                                     ------    ------   -------
                                                                        452     2,441       502
                                                                     ------    ------   -------
Deferred income tax liabilities:
  Depreciation.....................................................      --       387       527
  Foreign..........................................................      --        --        17
                                                                     ------    ------   -------
                                                                         --       387       544
                                                                     ------    ------   -------
                                                                     $  452   $ 2,054   $   (42)
                                                                     ======    ======   =======



     The financial reporting bases of investments in certain foreign subsidiaries is less than their tax bases. In accordance with SFAS No. 109, a deferred tax liability is not recorded for the difference because the investments are essentially permanent. A reversal of the Company's plans to permanently invest in these operations would cause the excess to become deductible. On August 31, 1996, these temporary differences were approximately $161. A determination of the amount of unrecognized deferred tax asset related to these investments is not practicable.



     On August 31, 1996, the Company had state and foreign net operating losses of $3,679 and $469, respectively, expiring in 1998 and 2006, respectively.

                     REXALL SUNDOWN, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


14. DISCONTINUED OPERATIONS



     On August 31, 1995, the Company's Board of Directors approved a plan to divest Pennex. Accordingly, the Company recorded a reserve in its fiscal 1995 fourth quarter in the amount of $3,698, net of tax benefit of $2,057, to provide for the loss on disposition of the related assets and liabilities of Pennex and other expenses related to the closing of the business. The $3,698 reserve included approximately $964 (net of tax benefit), for estimated operating losses during the phase-out period subsequent to August 31, 1995. On November 17, 1995, Pennex ceased operations.


     The consolidated financial statements and related footnotes of the Company have been reclassified to report separately the net assets and operating results of Pennex as discontinued operations for all periods since the Company acquired Pennex on September 30, 1993.

     Net assets of Pennex, which are presented as net amounts in the Company's consolidated balance sheets at August 31, 1995 and 1996, were as follows:


                                                                         1995        1996
                                                                        -------     ------
    Current assets....................................................  $10,570     $   76
    Property, plant and equipment, net (under contract for sale in
      1996)...........................................................    4,324      3,948
    Other assets......................................................    1,005        133
                                                                        --------    -------
              Total assets............................................   15,899      4,157
                                                                        --------    -------
    Current liabilities...............................................    2,137         39
    Reserve for loss on disposition...................................    5,754        263
    Other liabilities.................................................       --         --
                                                                        --------    -------
              Total liabilities.......................................    7,891        302
                                                                        --------    -------
    Net assets of discontinued operations.............................  $ 8,008     $3,855
                                                                        ========    =======



     The results of discontinued operations for the fiscal year ended August 31, 1994 and 1995 were as follows:



                                                                        1994        1995
                                                                       -------     -------
    Net sales........................................................  $12,307     $18,933
                                                                       =======     =======
    Loss from discontinued operations before income tax..............  $(3,679)    $(6,704)
    Income tax benefit...............................................    1,302       2,425
                                                                       -------     -------
    Net loss from discontinued operations............................  $(2,377)    $(4,279)
                                                                       =======     =======
    Loss on disposal, net of tax benefit of $2,057...................  $    --     $(3,698)
                                                                       =======     =======


     On February 1, 1996, substantially all the remaining assets of Pennex were sold for $6,495. The Company received a $500 deposit and a collateralized note for the balance. The terms of such note provide for interest at 12%, payable monthly through March 29, 1996. The rate of interest increased to 18% on April 1, 1996, although interest is being paid at 12% with the balance accruing until February 28, 1997, when the note is due in full. The note was assigned from Pennex to the Company as partial consideration for amounts owed to the Company by Pennex. The Company has been recording interest income on the 12% interest paid to the Company.


     Assuming full collection of the balance of the collateralized note, the Company expects to record a reduction to the estimated loss on disposition of approximately $1,400 (net of tax), or $.04 per share, which would be reflected as an adjustment to discontinued operations.

                     REXALL SUNDOWN, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

15. COMMITMENTS AND CONTINGENCIES


     In fiscal 1995, the Company renewed employment contracts with certain Company executives all of which are for three-year terms and entered into an employment contract with its new President which has a three year, four month term. The agreements provide for current minimum annual salaries in the aggregate of $1.6 million, adjusted annually for cost-of-living changes.



     The Company has been named in 27 lawsuits, of which 25 have been settled or discontinued, relating to the manufacture of L-tryptophan. These lawsuits seek or have sought compensation and damages for alleged personal injury from ingestion of products containing allegedly contaminated L-tryptophan. The Company has entered into an agreement with the apparent supplier of all the alleged contaminated L-tryptophan products pursuant to which such supplier has agreed to indemnify the Company against any judgment and to fund settlements arising out of those claims in certain circumstances, as well as to pay the legal fees and expenses of the defense. Based upon such indemnification arrangements, the Company's product liability insurance and the product liability insurance of the Company's supplier, the Company does not believe that any adverse decision will have a material adverse effect on the Company and, accordingly, no provision has been made in the financial statements for any loss that may result to the Company as a result of these actions.



     The Company is also involved in litigation relating to claims arising out of its operations in the normal course of business. The Company is not currently engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on the Company.



16. SUBSEQUENT EVENT



     On October 3, 1996, the Company filed a registration statement with the Securities and Exchange Commission in connection with a proposed public offering of 4,000,000 shares of Common Stock. Of those shares, 2,000,000 are being offered by the Company and 2,000,000 are being offered by certain shareholders of the Company. The Company intends to use the net proceeds received from the offering primarily to acquire complementary products, product lines or businesses, to provide working capital and for general corporate purposes.

                     REXALL SUNDOWN, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


17. CONDENSED INTERIM FINANCIAL DATA (UNAUDITED)



                                                             FIRST    SECOND     THIRD    FOURTH
                                                            QUARTER   QUARTER   QUARTER   QUARTER
                                                            -------   -------   -------   -------
1995
Net sales.................................................  $32,105   $37,868   $38,291   $41,209
Gross profit..............................................   17,776    20,554    22,725    23,387
Income before taxes and discontinued operations...........    4,466     5,533     4,303     4,902
Income from continuing operations.........................    2,750     3,488     2,965     3,135
Loss from discontinued operations.........................     (770)   (1,139)   (1,032)   (1,337)
Loss on disposal of discontinued operations...............       --        --        --    (3,698)
Net income (loss).........................................  $ 1,980   $ 2,349   $ 1,933   $(1,900)
Income (loss) per common share:
  Continuing operations...................................  $   .09   $   .12   $   .10   $   .11
  Discontinued operations.................................     (.02)     (.04)     (.04)     (.05)
  Disposal of discontinued operations.....................       --        --        --      (.12)
                                                            -------   -------   -------   -------
     Net income per common share..........................  $   .07   $   .08   $   .06   $  (.06)
                                                            =======   =======   =======   =======
1996
Net sales.................................................  $40,867   $40,560   $54,781   $51,636
Gross profit..............................................   24,379    24,510    34,441    32,832
Income before taxes.......................................    5,639     6,437     9,691    10,324
Income from continuing operations.........................    3,556     4,074     6,134     6,529
Net income................................................  $ 3,556   $ 4,074   $ 6,134   $ 6,529
     Net income per common share..........................  $   .12   $   .13   $   .20   $   .21
                                                            =======   =======   =======   =======

INSIDE BACK COVER -- THE COMPANY'S PRODUCTION, LABORATORY AND OTHER FACILITIES.

------------------------------------------------------
------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THIS OFFERING, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    6
Use of Proceeds.......................   11
Capitalization........................   11
Price Range of Common Stock...........   12
Dividend Policy.......................   12
Selected Consolidated Financial
  Data................................   13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   14
Business..............................   19
Management............................   31
Principal and Selling Shareholders....   35
Description of Capital Stock..........   36
Underwriting..........................   37
Legal Matters.........................   38
Experts...............................   38
Available Information.................   39
Incorporation of Certain Documents by
  Reference...........................   39
Index to Consolidated Financial
  Statements..........................  F-1


------------------------------------------------------
------------------------------------------------------

------------------------------------------------------
------------------------------------------------------

                                4,000,000 SHARES

                               [LOGO] REXALL(R)
                                      SUNDOWN

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                                 RAYMOND JAMES
                               & ASSOCIATES, INC.

                          ADAMS, HARKNESS & HILL, INC.
                             MONTGOMERY SECURITIES
                                           , 1996

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     The Company and the Selling Shareholders will pay all of the expenses incurred in connection with the offering described in this registration statement. Such expenses are estimated to be as follows:



                                                                                   TO BE
                                                                     TO BE      PAID BY THE
                                                                    PAID BY       SELLING
                                                                  THE COMPANY   SHAREHOLDERS
                                                                  -----------   ------------
    Securities and Exchange Commission registration fee......     $25,363.64     $23,250.00
    Nasdaq National Market listing fee.......................      17,500.00             --
    NASD fee.................................................       8,631.00       7,912.00
    Legal fees and expenses..................................      75,000.00             --
    Printing expenses........................................      90,000.00             --
    Fees and expenses (including legal fees) for
      qualification under state securities laws..............      10,000.00             --
    Accounting fees and expenses.............................      35,000.00             --
    Miscellaneous............................................      89,505.36       8,838.00
                                                                 -----------    -----------
              Total..........................................    $350,000.00     $40,000.00
                                                                 ===========    ===========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     The Company has authority under the Florida Business Corporation Act to indemnify its Directors and officers to the extent provided for in such statute. The Company's Amended and Restated Articles of Incorporation require the Company to indemnify the Company's directors, officers, employees and agents. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling the Company, pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. The Company also maintains directors' and officers' liability insurance.



ITEM 16.  EXHIBITS.



EXHIBIT
NUMBER                                           DESCRIPTION
------       -----------------------------------------------------------------------------------
  1.1    --  Underwriting Agreement*
  5.1    --  Opinion of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A.**
 23.1    --  Consent of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A. (contained in
             Exhibit 5.1 hereto)**
 23.2    --  Consent of Coopers & Lybrand L.L.P.*
 24.1    --  Power of Attorney (Reference is made to page II-3 of this Registration
             Statement).***


---------------


  * Filed herewith.


 ** To be filed by amendment.


*** Previously filed.


ITEM 17.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, State of Florida, on this 10th day of October, 1996.


                                          REXALL SUNDOWN, INC.

                                          By:      /s/  CHRISTIAN NAST
                                            ------------------------------------
                                                      Christian Nast,
                                             President, Chief Operating Officer
                                                         and Director


     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                TITLE                     DATE
---------------------------------------------  ------------------------------  -----------------
      /s/  CARL DESANTIS                       Chairman of the Board and       October 10, 1996
---------------------------------------------    Chief Executive Officer
           Carl DeSantis

      /s/  CHRISTIAN NAST                      Director, President and Chief   October 10, 1996
---------------------------------------------    Operating Officer
           Christian Nast

       /s/  DEAN DESANTIS                      Director and Senior Vice        October 10, 1996
---------------------------------------------    President -- Operations
            Dean DeSantis

       /s/  DAMON DESANTIS*                    Director and Executive Vice     October 10, 1996
---------------------------------------------    President
            Damon DeSantis

        /s/  GEARY COTTON                      Vice President -- Finance,      October 10, 1996
---------------------------------------------    Chief Financial Officer,
             Geary Cotton                        Treasurer and Chief
                                                 Accounting Officer

        /s/  NICKOLAS PALIN                    Director and Senior Vice        October 10, 1996
---------------------------------------------    President -- Sales and
             Nickolas Palin                      Marketing

         /s/  STANLEY LEEDY*                   Director                        October 10, 1996
---------------------------------------------
              Stanley Leedy

       /s/  RAYMOND MONTELEONE*                Director                        October 10, 1996
---------------------------------------------
            Raymond Monteleone

           /s/  HOWARD YENKE*                  Director                        October 10, 1996
---------------------------------------------
                Howard Yenke

 *By:       /s/  GEARY COTTON
     ----------------------------------------
               Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                              DESCRIPTION OF EXHIBITS
------       ----------------------------------------------------------------------
   1.1    -- Underwriting Agreement
  23.2    -- Consent of Coopers & Lybrand L.L.P.